UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

(Name of Subject Company)

Spark Therapeutics, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84652J103

(CUSIP Number of Class of Securities)

Joseph W. La Barge

Chief Legal Officer

Spark Therapeutics, Inc.

3737 Market Street

Suite 1300

Philadelphia, Pennsylvania 19104

(888) 772-7560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Spark Therapeutics, Inc., a Delaware corporation (the “Company,” “Spark,” “we,” “our” or “us”). Spark’s principal executive office is located at 3737 Market Street, Suite 1300, Philadelphia, Pennsylvania 19104. Spark’s telephone number at this address is (888) 772-7560.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.001 per share (the “Shares”). As of February 28, 2019, there were (a) 38,053,350 issued and outstanding Shares (including 8,750 Shares related to unvested restricted stock awards), (b) 4,157,775 Shares subject to issuance pursuant to options granted by the Company pursuant to the Spark Therapeutics, Inc. 2014 Stock Incentive Plan (the “2014 Plan”) and the Spark Therapeutics, Inc. 2015 Stock Incentive Plan (the “2015 Plan”), (c) 1,287,829 Shares underlying restricted stock units issued pursuant to the 2014 Plan and the 2015 Plan, (d) 1,667,272 Shares reserved and available for future issuance under the 2014 Plan and the 2015 Plan and (e) 1,497,821 Shares reserved for issuance pursuant to the Spark Therapeutics, Inc. 2015 Employee Stock Purchase Plan.

Item 2.	Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1, which information is incorporated herein by reference. The Company’s website address is www.sparktx.com. The information on the Company’s website is not considered a part of this Schedule 14D-9, nor is such information incorporated herein by reference.

Tender Offer and Merger.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by 022019 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to acquire all of the issued and outstanding Shares at a price per Share equal to $114.50, net to the seller of such Shares in cash, without interest (the “Offer Price”), subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche Holdings and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 22, 2019 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among the Company, Roche Holdings and Merger Sub. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 13 of the Offer to Purchase, titled “The Transaction Documents—The Merger Agreement”. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company being the surviving corporation (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). Upon the closing of the Merger and filing of the certificate of merger with the State of Delaware (the “Effective Time”), each Share (other than (1) Shares held in the treasury of the Company, (2) Shares that at the commencement of the Offer were owned by Roche Holdings or Merger Sub, (3) Shares irrevocably accepted for payment by Merger Sub in the Offer and (4) Shares held by stockholders who have properly exercised their demands for appraisal of such Shares in accordance with Section 262 of the DGCL and have neither withdrawn nor lost such rights prior to the Effective Time, collectively referred to as the “Excluded Shares”) will be converted into the right to receive an amount in cash equal to the Offer Price, without interest and subject to any required tax withholding (the “Merger Consideration”). No stockholder vote will be required to consummate the Merger pursuant to Section 251(h) of the DGCL. As a result of the Merger, the Company will cease to be a publicly-traded company and will become wholly-owned by Roche Holdings.

The obligation of Merger Sub to purchase Shares validly tendered in the Offer and not properly withdrawn pursuant to the Offer is conditioned upon (1) the number of Shares validly tendered (and “received” as defined in Section 251(h) of the DGCL) and not properly withdrawn in accordance with the terms of the Offer, representing at least one more than 50% of the total number of Shares that are outstanding immediately after the consummation of the Offer, (2) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”), or any other applicable antitrust law, and (3) other customary closing conditions.

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on March 7, 2019. The Offer shall initially be scheduled to expire at 12:00 midnight, New York City time, at the end of April 3, 2019 (i.e., one minute after 11:59 p.m., New York City time, on April 3, 2019), the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer, subject to extension in certain circumstances as required or permitted by the Merger Agreement.

The foregoing summary of the Offer is qualified in its entirety by the description contained in the Offer to Purchase and the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Roche Holdings has formed Merger Sub for the purpose of engaging in the Transactions, including the Offer and the Merger. To date, Merger Sub has not carried on any activities other than those related to its formation, the Merger Agreement, the Offer and the Merger. According to the Offer to Purchase filed by Merger Sub as Exhibit (a)(1)(i) to the Schedule TO, the address of the principal executive office of each of Roche Holdings and Merger Sub is 1 DNA Way, MS #24, South San Francisco, California 94080 and the telephone number at such principal office is (650) 225-1000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov. This Schedule 14D-9 is also located on the SEC Filings page of the Company’s Investor & Media website, and the Offer to Purchase and the other related materials are available directly from MacKenzie Partners, Inc., the Information Agent engaged by Merger Sub for the Offer, toll free at (800) 322-2885 (please call (212) 929-5500 (collect) if you are located outside the US or Canada) or via email at tenderoffer@mackenziepartners.com.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or any of its affiliates, on the one hand, and (1) the Company’s executive officers, directors or affiliates or (2) Roche Holdings, Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between the Company, Roche Holdings and Merger Sub.

Merger Agreement

The Merger Agreement governs the contractual rights among the Company, Roche Holdings and Merger Sub in relation to the Transactions. The Merger Agreement is not intended to provide any other factual information about the Company, Roche Holdings or Merger Sub. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company included in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specified dates, were solely for the benefit of the parties to the Merger Agreement, and are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by the Company to Roche Holdings and Merger Sub in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among the Company, Roche Holdings and Merger Sub and certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, Roche Holdings or Merger Sub. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, or covenants or any descriptions thereof as characterizations of the actual state of facts or the actual condition of the Company, Roche Holdings or Merger Sub, or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 13 of the Offer to Purchase titled “The Transaction Documents—The Merger Agreement”, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Offer and the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

Roche Holdings and the Company entered into a confidentiality agreement dated as of October 9, 2018 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Roche Holdings and the Company agreed that, subject to certain exceptions, certain non-public, confidential and/or proprietary information each may make available to the other in connection with discussions concerning a possible transaction between the parties will not be disclosed or used for any other purpose. The Confidentiality Agreement also includes a standstill provision with a term of 12 months that is subject to certain exceptions.

This summary of the Confidentiality Agreement is only a summary and is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated herein by reference.

Beneficial Ownership of Common Stock

According to the Schedule TO, except as described in the Offer to Purchase, neither Merger Sub nor Roche Holdings, nor to the knowledge of Merger Sub and Roche Holdings, any of the persons listed in Schedule I of the

Offer to Purchase, or any associate or majority-owned subsidiary of Merger Sub or Roche Holdings, beneficially owns any equity security of the Company, and neither Merger Sub nor Roche Holdings, nor, to the knowledge of Merger Sub and Roche Holdings, any of the other persons or entities referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days.

Arrangements with the Company’s Executive Officers and Directors.

In considering the recommendation of the Company’s Board of Directors (the “Board”) set forth in the section titled “—Recommendation of the Board” in Item 4, you should be aware that aside from their interests as stockholders, the executive officers and directors of the Company may be considered to have interests in the Transactions (including the Offer and the Merger) that are different from, or in addition to, those of other stockholders generally. The Board was aware of, and considered, these interests, among other matters, in evaluating and negotiating the Merger Agreement and the Transactions, and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer. The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between the Company and its executive officers or directors that relate to the Transactions.

The Company’s executive officers are as follows:

Name	Position
Jeffrey D. Marrazzo	Chief Executive Officer
Katherine A. High, M.D.	President and Head of Research and Development
Stephen W. Webster	Chief Financial Officer
Lisa Dalton	Chief People Officer
Daniel R. Faga	Chief Business Officer
Joseph W. La Barge	Chief Legal Officer
Federico Mingozzi, Ph.D.	Chief Scientific Officer

Effect of the Offer and the Merger on Outstanding Shares

If the executive officers and directors of the Company who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of February 28, 2019, the executive officers and directors of the Company owned, in the aggregate, 1,084,257 Shares (which, for clarity, excludes shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units).

The following table sets forth (1) the number of Shares beneficially owned as of February 28, 2019, by each of the Company’s executive officers and directors (which, for clarity, excludes shares issuable upon the exercise of Company stock options and the settlement of Company restricted stock units) and (2) the aggregate cash consideration that would be payable for such shares, based on an Offer Price of $114.50 per Share.

	Number of Shares	Cash Value of Shares
Executive Officers:
Jeffrey D. Marrazzo	302,275	$34,610,488
Katherine A. High, M.D.	214,468	$24,556,586
Stephen W. Webster	6,102	$698,679
Lisa Dalton	4,469	$511,701
Daniel R. Faga	4,032	$461,664
Joseph W. La Barge	8,923	$1,021,684
Federico Mingozzi, Ph.D.	7,015	$803,218

Directors:
Steven M. Altschuler	10,000	$1,145,000
Lars Ekman, M.D., Ph.D.	1,500	$171,750
Anand Mehra, M.D. (1)	38,703	$4,431,494
Vin Milano	1,500	$171,750
Robert J. Perez	1,000	$114,500
Elliot Sigal, M.D., Ph.D.	1,500	$171,750
Lota Zoth	1,500	$171,750
All directors and executive officers as a group	602,987	$69,042,014

(1)

481,270 Shares are also owned by Sofinnova Venture Partners VIII, L.P. (“SVP VIII”). Sofinnova Management VIII, L.L.C. (“SM VIII”) is the general partner of SVP VIII and Dr. Mehra, Michael Powell and James I. Healy, are the managing members of SM VIII (the “Managing Members”). SVP VIII, SM VIII, and the Managing Members may be deemed to have shared voting and dispositive power over the shares owned by SVP VIII. Such persons and entities disclaim beneficial ownership over the shares owned by SVP VIII except to the extent of any pecuniary interest therein.

Effect of the Offer and the Merger on Company Compensatory Awards

Immediately prior to the Effective Time and consistent with the terms of the Company’s 2014 Plan and the Company’s 2015 Plan, copies of which are filed as Exhibit (e)(6) and Exhibit (e)(10), respectively, to this Schedule 14D-9 and are incorporated herein by reference, subject to the Merger Agreement, each Company stock option, whether vested or unvested, that is outstanding and unexercised at such time will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of (1) the excess, if any, of the Offer Price over the exercise price per share of such Company stock option, multiplied by (2) the total number of shares subject to such Company stock option.

Immediately prior to the Effective Time and consistent with the terms of the 2014 Plan and the 2015 Plan, subject to the Merger Agreement, each Company restricted stock unit award, whether vested or unvested, that is outstanding at such time will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of the Offer Price and the number of shares subject to such award.

Immediately prior to the Effective Time and consistent with the terms of the 2014 Plan and the 2015 Plan, each Company restricted stock award that is outstanding at such time will be deemed fully vested and will be cancelled and converted into the right to receive an amount (subject to any applicable withholding tax) in cash equal to the product of the Offer Price and the number of shares subject to such award.

For an estimate of the amounts that would be payable to each of our executive officers and directors with respect to his or her outstanding equity awards, see the section titled “—Quantification of Payments Related to Company Compensatory Awards” below.

Arrangements with the Company’s Executive Officers

Pursuant to pre-existing employment agreements entered into with each of the Company’s executive officers, Mr. Marrazzo, Dr. High, Mr. Webster, Ms. Dalton, Mr. Faga, Mr. La Barge, and Dr. Mingozzi, upon a “change in control” (as defined in the applicable executive officer’s employment agreement) (1) if an acquirer assumes or substitutes outstanding equity awards in connection with a change in control, 50% of the unvested portion of any outstanding equity awards held by such executive officers will vest and the remaining unvested portion will vest in equal quarterly installments over a period of two years following the change in control, or, if shorter, the remaining period of the original vesting schedule and (2) if an acquirer does not assume or substitute outstanding equity awards in connection with a change in control, then 100% of outstanding equity awards held by such executive officers will vest immediately prior to the change in control.

If the Company terminates any such executive officer’s employment without “cause” or due to “redundancy”, or if any such executive officer terminates his or her employment with the Company for “good reason”, in each case within 24 months following a “change in control” (as such terms are defined in the applicable executive officer’s employment agreement), the executive officer will be entitled to (1) continuation of his or her annual base salary at the rate in effect immediately prior to the termination date for (A) 24 months for Mr. Marrazzo and (B) 18 months for all other executive officers following the termination date, (2) provided the executive officer timely elects COBRA benefits, continued payment of the employer portion of medical insurance benefits that is paid by the Company for active and similarly-situated employees who receive the same type of coverage until the earlier of 18 months following the termination date and the date such executive officer becomes re-employed or otherwise ineligible for COBRA, (3) a payment equal to (A) 2 times for Mr. Marrazzo and (B) 1.5 times for all other executive officers, of the executive officer’s target annual bonus for the year in which employment terminates, payable in a lump sum, (4) a pro-rata target annual bonus for the performance year in which the termination occurs, based on the number of months of service provided by the executive officer during the performance year, payable in a lump sum, (5) the amount of any bonus determined by the Board to be payable to the executive officer for the immediately preceding year that has not yet been paid, payable in a lump sum, and (6) full accelerated vesting of all outstanding equity awards. In the case of each such executive officer, receipt of such termination payments and benefits is contingent upon execution, non-revocation and compliance with a separation agreement that contains, among other things, a general release of claims and a non-disparagement covenant in favor of the Company and related persons.

If we terminate any of our executive officers’ employment without cause or due to redundancy, or if such executive officer terminates his or her employment with us for good reason, in each case not within 24 months following a change in control, such executive officer will be entitled to (1) continuation of his or her annual base salary at the rate in effect immediately prior to the termination date for (A) 18 months for Mr. Marrazzo and (B) 12 months for all other executive officers following the termination date, (2) provided the executive officer timely elects COBRA benefits, continued payment of the employer portion of medical insurance benefits that is paid by the Company for active and similarly-situated employees who receive the same type of coverage until the earlier of (A) 18 months for Mr. Marrazzo and (B) 12 months for all other executive officers following the termination date and the date such executive becomes re-employed or otherwise ineligible for COBRA, (3) a pro-rata target annual bonus for the performance year in which the termination occurs, based on the number of months of service provided by the executive during the performance year, payable in a lump sum, (4) the amount of any bonus determined by the Board to be payable to the executive officer for the immediately preceding year that has not yet been paid, payable in a lump sum, and (5) accelerated vesting of outstanding equity awards equal to (A) the product obtained by multiplying (i) the total shares subject to each applicable award by (ii) the quotient obtained by dividing the number of months worked by the applicable executive during the vesting period of each applicable award by the total number of months in each award’s vesting period, minus (B) the number of shares subject to the award that have already vested as of the date of the executive’s termination. In the case of each executive officer, receipt of such termination payments and benefits is contingent upon execution, non-revocation and compliance with a separation agreement that contains, among other things, a general release of claims and a non-disparagement covenant in favor of the Company and related persons.

If any of our executive officers terminate employment due to death or “disability” (as defined in the applicable executive officer’s employment agreement), such executive officer will be entitled to (1) accelerated vesting of outstanding equity awards equal to (A) the product obtained by multiplying (i) the total shares subject to each applicable award by (ii) the quotient obtained by dividing the number of months worked by the applicable executive during the vesting period of each applicable award by the total number of months in each award’s vesting period, minus (B) the number of shares subject to the award that have already vested as of the date of the executive’s termination and (2) a post-termination exercise period for each applicable award of 12 months following such termination date, provided, however, that in no event may an award be exercisable later than the expiration date set forth in the applicable award agreement.

As a condition of employment, our executive officers are subject to invention assignment, non-disclosure, non-competition and non-solicitation agreements through separate agreements that were executed and delivered by our executive officers in connection with their employment agreement.

To the extent that any severance or other compensation payment to any of our executive officers pursuant to an employment agreement or any other agreement constitutes an “excess parachute payment” within the meaning of Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), such executive officer will receive the full amount of such severance and other payments, or a reduced amount intended to avoid the application of Sections 280G and 4999 of the Code, whichever provides the executive with the highest amount on an after-tax basis.

Retention Bonuses. In connection with the Transactions, the Compensation Committee of the Board approved a retention bonus pool for employees of the Company. Among the Company’s named executive officers, Mr. Faga and Mr. La Barge will be entitled to receive a lump sum cash retention bonus in the amount of $600,000 and $300,000, respectively, payable as soon as practicable following the closing of the Merger, subject to the applicable executive officer’s continuous service with the Company through the closing of the Merger.

Quantification of Payments Related to Company Compensatory Awards

Immediately prior to the Effective Time, subject to the Merger Agreement, each Company stock option, restricted stock unit award, and restricted stock award, whether vested or unvested, that is outstanding immediately prior thereto, will be cancelled and converted into the right to receive an amount in cash as described above in the section titled “—Effect of the Offer and the Merger on Company Compensatory Awards.” The following table identifies for each of the executive officers and directors the number of Shares subject to his or her equity awards outstanding as of February 28, 2019 that will be cancelled in exchange for a cash payment in connection with the Merger. In addition, the following table assumes that no Company stock options will be exercised, no Company restricted stock units will vest and be settled, and no dividends will be paid with respect to Shares between February 28, 2019 and the closing of the Transactions. For Company stock options, the estimated aggregate amounts set forth below are based on the Offer Price of $114.50 per Share, net of the applicable exercise price, multiplied by the total number of shares of common stock subject to each applicable award. For Company restricted stock units, the estimated aggregate amounts set forth below are based on the Offer Price of $114.50 per Share, multiplied by the total number of Shares subject to each applicable award. Any differences in the totals shown below relative to the component amounts are due to rounding adjustments.

	Vested Company Stock Options			Unvested Company Stock Options			Company Restricted Stock Units
	Shares of Common Stock Underlying Vested Company Stock Options	Weighted Average Exercise Price	Aggregate Vested Company Stock Option Payment (1)	Shares of Common Stock Underlying Unvested Company Stock Options	Weighted Average Exercise Price	Aggregate Unvested Company Stock Option Payment (1)	Company Restricted Stock Units	Aggregate Company Restricted Stock Units Payment (2)	Total Equity Award Consideration
Executives
Jeffrey D. Marrazzo	442,634	$34.69	$35,328,661	213,937	$46.95	$14,452,309	49,250	$5,639,125	$55,420,095
Katherine A. High, M.D.	187,999	$36.23	$14,714,914	76,750	$46.19	$5,242,563	21,250	$2,433,125	$22,390,602
Stephen W. Webster	223,015	$31.12	$18,595,025	86,000	$47.35	$5,775,038	19,500	$2,232,750	$26,602,813
Lisa Dalton	82,278	$42.90	$5,890,947	78,562	$47.12	$5,293,710	20,325	$2,327,213	$13,511,870
Daniel R. Faga	102,750	$41.25	$7,526,583	125,250	$43.83	$8,851,258	21,500	$2,461,750	$18,839,591
Joseph W. La Barge	104,750	$50.99	$6,653,155	82,562	$47.32	$5,546,693	19,500	$2,232,750	$14,432,598
Federico Mingozzi, Ph.D.	17,000	$57.31	$972,275	86,000	$51.37	$5,428,775	41,125	$4,708,813	$11,109,863

Directors
Steven M. Altschuler (3)	10,000	$54.10	$603,960	4,000	$81.53	$131,880	1,500	$171,750	$907,590
Lars Ekman, M.D., Ph.D.	47,203	$14.18	$4,735,353	4,000	$81.53	$131,880	1,500	$171,750	$5,038,983
Anand Mehra, M.D.	10,000	$54.10	$603,960	4,000	$81.53	$131,880	1,500	$171,750	$907,590
Vin Milano	47,203	$14.18	$4,735,353	4,000	$81.53	$131,880	1,500	$171,750	$5,038,983
Robert J. Perez	2,667	$55.76	$156,660	9,333	$66.80	$445,140	3,500	$400,750	$1,002,550
Elliot Sigal, M.D., Ph.D.	52,989	$13.01	$5,377,888	4,000	$81.53	$131,880	1,500	$171,750	$5,681,518
Lota Zoth	22,000	$44.87	$1,531,800	4,000	$81.53	$131,880	1,500	$171,750	$1,835,430

(1)

To estimate the value of payments for vested or unvested Company stock options, as applicable, (a) the aggregate number of Shares subject to the Company stock options was multiplied by (b) the Offer Price, less their applicable exercise prices.

(2)	To estimate the value of payments for Company restricted stock units, the aggregate number of shares subject to the Company restricted stock units was multiplied by the Offer Price.
(3)

37,203 shares of common stock underlying options were also issued to Dr. Altschuler in his previous capacity as Chief Executive Officer of the Children’s Hospital of Philadelphia, or CHOP, Foundation. Dr. Altschuler holds such options as a nominee of the CHOP Foundation, which shall receive any economic benefit associated with such options.

Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions and that is payable or may become payable to the Company’s named executive officers, who consist of Mr. Marrazzo, Dr. High, Mr. Webster, Mr. Faga, and Mr. La Barge. The table below assumes that (a) the Effective Time occurs on April 11, 2019, (b) the consummation of the Merger constitutes a “change in control” or other relevant term for purposes of the applicable plan or agreement, (c) the price per share of common stock in the Offer is $114.50 (the Offer Price), (d) a qualifying termination of each named executive officer’s employment (i.e., a termination without cause, due to redundancy, or with good reason) occurs immediately following the Effective Time in a manner entitling the named executive officers to receive the severance benefits described in the section above titled “—Arrangements with the Company’s Executive Officers”, other than accrued but unpaid obligations, (e) no named executive officer receives any additional equity grants, no Company stock options will be exercised, no shares of Company restricted stock will vest, no Company restricted stock units will vest and be settled, and no dividends will be paid with respect to shares of common stock on or prior to the Effective Time, (f) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits other than those described under “—Arrangements with the Company’s Executive Officers”, (g) no withholding taxes are applicable to any of the payments or benefits, (h) no payments are delayed due to Section 409A of the Code, and (i) the named executive officers have already been paid any earned bonuses for 2018, which are not based on or otherwise related to the Merger, and therefore do not constitute “golden parachute” compensation. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger. The amounts below are based on multiple assumptions that may not actually occur. Additionally, certain amounts will vary depending on the date the Merger is completed. As a result, the actual amounts, if any, received by a named executive officer may ultimately differ in material respects from the amounts shown below.

Potential Change in Control Payments to Named Executive Officers

Name	Cash (1)	Equity (2)	Perquisites/ Benefits (3)	Other (4)	Total (5)
Jeffrey D. Marrazzo	$2,164,063	$20,091,434	$32,000	—	$22,287,497
Katherine A. High, M.D.	$1,115,267	$7,675,688	$24,000	—	$8,814,955
Stephen W. Webster	$1,057,779	$8,007,788	$32,000	—	$9,097,567
Daniel R. Faga	$1,034,784	$11,313,008	—	$600,000	$12,947,792
Joseph W. La Barge	$977,296	$7,779,443	$32,000	$300,000	$9,088,739

(1)

The amounts shown above reflect the sum of: (i) continued payment of base salary for 24 months in the case of Mr. Marrazzo and 18 months in the case of each other named executive officer, (ii) an amount equal to the named executive officer’s target annual bonus for the year of termination multiplied by 2 for Mr. Marrazzo and 1.5 in the case of every other executive, paid in a lump sum and (iii) a pro-rata target annual bonus for the performance year in which the termination occurs, based on the number of months of service provided by the named executive officer during the performance year, paid in a lump sum. Further, the calculations in the table are based on each named executive officer’s annual base salary in effect on February 28, 2019 ($625,000 for Mr. Marrazzo, $485,000 for Dr. High, $460,000 for Mr. Webster, $450,000 for Mr. Faga and $425,000 for Mr. La Barge) and each named executive officer’s target annual bonus in effect on February 28, 2019 (an amount equal to 65% of annual base salary for Mr. Marrazzo and 45% of annual base salary for each other named executive officer). Such severance arrangements constitute “double trigger” arrangements.

(2)

Represents the value of accelerated vesting of restricted stock units and stock options held by the named executive officers as of February 28, 2019. Each named executive officer is entitled to “double trigger” accelerated vesting of equity awards if his or her employment is terminated by the Company without cause, due to redundancy, or by such named executive officer for good reason, in each case within 24 months following a change in control. However, as described in the section titled “—Effect of the Offer and the Merger on Company Compensatory Awards” above, the vesting of all outstanding equity awards, including those held by our named executive officers, are being accelerated in full and such outstanding equity awards will be paid out in accordance with the terms of the Merger Agreement at the Effective Time, regardless of whether our named executive officers are terminated following the Effective Time. This constitutes a “single trigger” arrangement. Our named executive officers do not hold any restricted stock awards.

(3)

Pursuant to each named executive officer’s employment agreement, in the event that the named executive officer is entitled to the cash severance benefits described in note (1) above, he or she will also be entitled to continued payment of the employer portion of medical benefits for up to 18 months. Mr. Faga does not participate in our medical benefits. Payment of these benefits are “double trigger” arrangements.
(4)

For Mr. Faga and Mr. La Barge, the amounts include a $600,000 and $300,000 retention bonus, respectively, payable in a lump sum upon the closing of the Merger. These amounts constitute “single trigger” arrangements.

(5)

Pursuant to each named executive officer’s employment agreement, if payments and benefits payable to a named executive officer would be subject to the excise tax imposed by Sections 280G and 4999 of the Code, such amounts will be cut back to the extent necessary to avoid such excise tax, unless the named executive officer would be better off, on an after-tax basis, receiving full payment of such amounts. The effect of this provision and any related cut-backs are not reflected in the values disclosed in this table.

Executive Officer and Director Arrangements Following the Merger

Pursuant to the Merger Agreement, Roche Holdings has agreed that until December 31, 2020, Roche Holdings will provide, or cause to be provided, to each employee of the Company, including each of our executive officers, who continues employment with Roche Holdings or one of its subsidiaries following the Effective Time (“Continuing Employees”), (i) base salary or base hourly wage rate (as applicable), in an amount at least equal to the level that was provided to each such Continuing Employee immediately prior to the Effective Time, (ii) cash incentive compensation opportunities (including bonuses and commissions but not including equity incentive compensation) in an amount at least equal to the level that was provided to each such Continuing Employee immediately prior to the Effective Time, and (iii) employee benefits that are comparable in the aggregate to such compensation and benefits as in effect immediately prior to the Effective Time. For a period of at least 24 months after the Effective Time, Roche Holdings will provide, or cause to be provided, to each Continuing Employee, upon a qualifying termination of employment, severance and outplacement benefits equal to the benefits provided under any severance plan or outplacement arrangement maintained or provided by the Company as of the date of the Merger Agreement (the “Company Severance Benefits”); provided, that any non-U.S. Continuing Employee will be entitled to severance and outplacement benefits in an amount equal to the greater of (x) the severance benefits set forth in his or her individual employment contract and (y) the Company Severance Benefits, without duplication of any remaining unearned notice payments and statutory redundancy payment applicable to such non-U.S. employee.

The Merger Agreement also provides that, with certain exceptions, service credit will be provided to Continuing Employees for purposes of vesting, eligibility to participate, benefit accrual, vacation entitlement and severance benefits under the employee benefit plans of Roche Holdings and its affiliates.

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Roche Holdings, the Company, or their respective affiliates regarding continued service with Roche Holdings, the Company or their respective affiliates after the Effective Time, it is possible that Roche Holdings, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from the surviving corporation (the “Surviving Corporation”) as follows.

For a period of six years after the acceptance time of the Offer (the “Acceptance Time”), the Surviving Corporation will, and Roche Holdings will cause the Surviving Corporation to:

•	indemnify and hold harmless each present or former director or officer of the Company or of its subsidiaries (the “Indemnified Parties”) against any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party will have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under the terms of the Merger Agreement), judgments, fines, penalties or liabilities (including amounts paid in settlements or compromises) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any demand, action, suit or other legal proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including, without limitation, as a witness), by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any of its subsidiaries or otherwise in connection with any action taken or not taken at the request of the Company or any of its subsidiaries or arising out of such Indemnified Party’s service in connection with any other corporation or organization for which such person serves or has served as director, officer, employee, agent, trustee or fiduciary at the request of the Company or its subsidiaries, whether or not the Indemnified Party continues in such position at the time such proceeding is brought or threatened and at, or at any time prior to, the Acceptance Time (including actions relating in whole or in part to the Transactions or relating to the enforcement of this provision of the Merger Agreement or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable law; and

•

fulfill and honor in all respects the obligations of the Company pursuant to: (1) each indemnification agreement in effect between the Company and any Indemnified Party; and (2) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Company’s certificate of incorporation or the Company’s bylaws as of the date of the Merger Agreement.

For six years after the Acceptance Time, the Surviving Corporation will, or Roche Holdings will cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts, errors or omissions occurring on or prior to the Acceptance Time covering each such person currently covered by the Company’s officers’ and directors’ liability policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. However, neither Roche Holdings nor the Surviving Corporation will be obligated to pay annual premiums in excess of 300% of the amount per annum the Company paid in its last full fiscal year prior to the date of the Merger Agreement (the “Current Premium”). If such premiums for such insurance would at any time exceed 300% of the Current Premium, then the Surviving Corporation will maintain policies of insurance, that, in the Surviving Corporation’s good faith judgment, provide the maximum coverage available at an annual premium equal to 300% of the Current Premium.

To satisfy the obligations above, prior to the Acceptance Time, the Company may obtain “tail” or “runoff” policies which provide such persons currently covered by such policies with coverage for an aggregate period of six years with respect to claims arising from acts, errors or omissions that occurred on or before the Acceptance Time, including in respect of the Transactions. However, the amount paid for such prepaid policies may not exceed 300% of the Current Premium.

Section 16 Matters

Pursuant to the Merger Agreement, Spark and the Board will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the dispositions of Shares (including derivative securities with respect to such Shares) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board.

The Board reviewed the terms and conditions of the Offer and the Merger with the assistance of the Company’s management and legal and financial advisors and, on February 22, 2019, the Board unanimously (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (3) agreed that the Merger Agreement will be effected under Section 251(h) of the DGCL and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Merger Sub in the Offer.

In reaching the conclusions and in making the recommendation described above, the Board took into account a number of reasons, described under “—Reasons for the Recommendation of the Board” below.

Background of the Transactions; Reasons for the Recommendation of the Board.

Background of the Transactions

The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. The following chronology does not purport to catalogue every conversation among the Board, the Transaction Committee, members of Company management or the representatives of the Company and other parties.

Spark Therapeutics is a fully-integrated, commercial company committed to discovering, developing and delivering gene therapies. The Company seeks to challenge the inevitability of genetic diseases, including blindness, hemophilia, lysosomal storage disorders and neurodegenerative diseases. In December 2017, the U.S. Food and Drug Administration (“FDA”) approved LUXTURNATM for the treatment of patients with confirmed biallelic RPE65 mutation-associated retinal dystrophy.

The Company’s management and the Board regularly review the Company’s performance and prospects in light of its business and developments in the biotechnology and pharmaceutical industries. These reviews have included consideration, from time to time, of potential partnerships, collaborations and other strategic transactions to enhance stockholder value, including potential sale transactions.

In May 2018, management and the Board began actively considering ways in which the Company could optimize the global success of its hemophilia A gene therapies, potentially de-risk its investment in those programs and raise capital and/or decrease its expenses in an effort to offset the Company’s future cash needs, including a potential collaboration transaction for the co-development and co-promotion of the Company’s hemophilia A programs and product candidates, including SPK-8011 and SPK-8016 (a “Hem A Collaboration”).

Between May and August 2018, the Company and each of Roche Holdings and two other global biotechnology and pharmaceutical companies, Party A and Party B, engaged in discussions regarding a potential Hem A Collaboration. Each of these parties was identified as being reasonably likely to have a strategic interest with respect to the Company’s hemophilia A programs and product candidates.

During the fall of 2018, the Company executed confidentiality and standstill agreements with each of Roche Holdings, Party A and Party B to facilitate discussions regarding a potential Hem A Collaboration, including a confidentiality agreement with Roche Holdings on October 9, 2018. Each such confidentiality agreement included a standstill provision that prohibited the counterparty, for an agreed-upon period from the date of the agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company and which included provisions providing for the termination of the standstill on customary terms, including upon the Company’s entry into a definitive agreement with a third-party providing for a sale of the Company.

Thereafter, Jeffrey D. Marrazzo, the Company’s Chief Executive Officer, and other members of the Company’s senior management met (via telephone or in-person) from time to time with representatives of each of Roche Holdings, Party A and Party B to discuss a potential Hem A Collaboration.

On December 11, 2018, Mr. Marrazzo and Dr. Severin Schwan, Chief Executive Officer of Roche, met in Teterboro, New Jersey. At this meeting, Dr. Schwan informed Mr. Marrazzo of Roche Holdings’ interest in exploring a potential acquisition of the Company and intent to send a proposal letter to this effect. Neither party made any proposals during this meeting or otherwise discussed the specific terms of a potential acquisition transaction.

On December 12, 2018, the Board held a telephonic meeting, at which members of senior management and Goodwin Procter LLP (“Goodwin”), the Company’s outside counsel, were present. At the meeting, Mr. Marrazzo updated the Board regarding his meeting with Dr. Schwan on the previous day, including the indication that Roche Holdings intended to send a proposal to acquire the Company.

On December 14, 2018, Roche Holdings sent to the Company an unsolicited letter containing a non-binding proposal to acquire all of the outstanding Shares for $70.00 per Share in cash (the “December 14 Proposal”), subject to the completion of due diligence and the negotiation and execution of definitive agreements. The letter also proposed that all equity awards would be cashed out for the applicable “in-the-money” amounts based on the per Share price being offered. The letter further noted Roche Holdings’ intent for the Company to remain an independent gene therapy specialist unit in Philadelphia, Pennsylvania with the Roche Group after the proposed transaction. Following receipt of the letter, Mr. Marrazzo informed each of the other members of the Board of the December 14 Proposal.

On December 16, 2018, the Board held a telephonic meeting, at which members of senior management and representatives of Goodwin were present. At the meeting, the Board discussed the December 14 Proposal from Roche Holdings and related process considerations.

On December 21, 2018, the Board held a meeting in Philadelphia, Pennsylvania, at which members of senior management and representatives of Centerview Partners LLC (“Centerview”), the Company’s financial advisor, and Goodwin were present. At the meeting, the participants discussed management’s preliminary long-range plan, including the related methodology, the underlying assumptions and related risks, and the preparation of forecasts based on such long-range plan. The Board also discussed the Company’s prospects generally, the Company’s hemophilia A programs and product candidates, including SPK-8011 and SPK-8016, and the Company’s portfolio of other product candidates. Management also provided the Board with an update with respect to the status of discussions regarding a potential Hem A Collaboration, and indicated that discussions were farthest along with Party B. The meeting participants also discussed the December 14 Proposal from Roche Holdings. In particular, a representative of Goodwin reviewed with the members of the Board their fiduciary duties in the context of an unsolicited offer to acquire the Company, and representatives of Centerview discussed with the Board the Company’s prospects on a stand-alone basis, market perspectives with respect to the Company, and certain process considerations. Following discussion, the Board determined that the December 14 Proposal did not provide a sufficient basis to allow Roche Holdings to proceed to due diligence, and as a result of Roche Holdings’ changed intentions, that the Company should discontinue Roche Holdings’ participation in the Hem A Collaboration process.

Later on December 21, 2018, Mr. Marrazzo spoke telephonically with Dr. Schwan and conveyed the Board’s views that the December 14 Proposal was insufficient for the Board to permit Roche Holdings to conduct due diligence with respect to a potential acquisition of the Company and that the Company would be discontinuing discussions with Roche Holdings regarding the Hem A Collaboration.

On December 23, 2018, Dr. Schwan sent an e-mail to Mr. Marrazzo indicating that Roche Holdings did not intend to submit a revised proposal without guidance from the Board as to value, requesting access to due diligence, and communicating Roche Holdings’ interest in exploring a potential Hem A Collaboration in parallel.

On January 4, 2019, Mr. Marrazzo sent an e-mail to Dr. Schwan suggesting that they talk after the 2019 J.P. Morgan Annual Healthcare Conference.

On January 8, 2019, while in attendance at the J.P. Morgan Annual Healthcare Conference in San Francisco, California, the Board held an in-person meeting, at which members of the Company’s senior management and representatives from Centerview and Goodwin were present. At the meeting, Mr. Marrazzo provided the Board with an update regarding his interactions with Dr. Schwan. Management also provided certain operational updates, including an update with respect to the status of discussions regarding a potential Hem A Collaboration. Representatives of Centerview provided a situation overview in light of the December 14 Proposal from Roche Holdings. Management discussed with the Board the preliminary forecasts related to the Company’s future financial performance, as prepared by management, including the methodology utilized to prepare the forecasts and the underlying assumptions as previously discussed at the December 21st meeting. See the heading titled “ —Certain Prospective Financial Information” for further information regarding the “Forecasts”. Following discussion of these matters, the Board approved the Forecasts for use by Centerview in its financial analyses. Centerview reviewed preliminary financial analyses related to the December 14 Proposal from Roche Holdings. Following discussion and consideration of the Company’s prospects on a stand-alone basis, the Board again determined that the December 14 Proposal was inadequate and that the Company should seek improved terms from Roche Holdings as a condition to allowing Roche Holdings to conduct due diligence or to otherwise further explore a transaction. The meeting participants also discussed certain process considerations, including potential messaging to Roche Holdings regarding its proposal and providing Roche Holdings with a management presentation as a basis to increase its offer. The Board also reviewed a list of potential strategic acquirors prepared by management with input from Centerview in the event that the Board were to decide to explore a potential transaction with a third party, which list included Party A and Party B, and considered the risk of leaks that might arise from making contact with other parties in the industry and the potential impact on the Company’s business of such leaks, including the potential loss of partners and employees. Following this discussion, the Board determined, if outreach were to be made to other parties, it should include only those parties that would be most likely to have interest in gene therapy (particularly with respect to hemophilia A) and had the ability to consummate a transaction of this size and nature. Given the status of discussions with Roche Holdings regarding a potential transaction, however, the Board determined not to approach other parties at that time. Also at the meeting, the Board formed a Transaction Committee of independent directors to manage day-to-day matters related to the process in order to provide an efficient manner in which to actively supervise the process and to have the ability to meet as often as needed, and also authorized the Transaction Committee to supervise and direct any outreach to additional parties (the “Transaction Committee”). The Transaction Committee consisted of Steven M. Altschuler, Vincent J. Milano, Robert J. Perez and Lota Zoth.

On January 15, 2019, Mr. Marrazzo spoke telephonically with Dr. Schwan. During this conversation, Mr. Marrazzo advised Dr. Schwan that the Board continued to consider Roche Holdings’ December 14 Proposal inadequate and indicated that the Company would likely not consider a sale unless the offer value was well into the $80s. Mr. Marrazzo further indicated that the Company would not permit Roche Holdings to conduct due diligence until Roche Holdings provided an improved proposal but that senior management of the Company would meet with Roche Holdings to provide a management presentation about the Company if it would help Roche Holdings to re-evaluate its position on value.

Also on January 15, 2019, Mr. Faga spoke telephonically with James Sabry, Global Head and Executive Vice President of Roche Partnering, who reconfirmed Roche Holdings’ interest in exploring a potential transaction.

On January 19, 2019, Mr. Marrazzo spoke telephonically with Dr. Schwan. Dr. Schwan reaffirmed Roche Holdings’ continuing interest in a transaction with the Company and desired access to due diligence, as well as a preference to execute a transaction in an expeditious manner. Dr. Schwan also indicated that Roche Holdings did not intend to raise its proposed offer price prior to the suggested meeting with the Company’s senior management.

On January 20, 2019, the Transaction Committee held a telephonic meeting, at which members of senior management and representatives of Centerview and Goodwin were present. At the meeting, Mr. Marrazzo provided the Transaction Committee with an update regarding his recent conversations with Dr. Schwan and plans for a management presentation to be provided to Roche Holdings later in the week. Mr. Faga also updated the Transaction Committee with respect to his conversation with Mr. Sabry. The Transaction Committee then further discussed process and timing considerations, including whether to contact other third parties regarding their interest in a potential transaction with the Company. The Transaction Committee discussed with representatives of Centerview which parties would most likely have an interest in gene therapy (particularly with respect to hemophilia A), and would have the ability to consummate a transaction of this size and nature, as well as the ability to move quickly and efficiently in a process. The Transaction Committee also discussed the importance of maintaining the confidentiality of a process involving the exploration of a potential transaction and the impact of a leak on the business of the Company, including its partners and employees. Representatives of Goodwin again reviewed with the members of the Transaction Committee their fiduciary duties in this context. Following these discussions, the Transaction Committee determined that the Company should contact Party A and another global biotechnology and pharmaceutical company (referred to as “Party C”) with respect to their potential interest in an acquisition of the Company. The Transaction Committee determined not to contact Party B regarding a potential sale transaction in order to avoid disruption to the Company’s Hem A Collaboration process, given the emergence of Party B as the leading candidate in that process, the likelihood that Party B would not be interested in the other parts of the Company’s business, and the uncertainty that Party B would have the ability to consummate a transaction of this size and nature or the ability to move quickly and efficiently in a process to explore such a transaction. The Transaction Committee directed the representatives of Centerview to contact each of Party A and Party C regarding their potential interest in an acquisition of the Company and to invite each party to a management presentation about the Company (subject to their respective execution of an appropriate confidentiality and standstill agreement).

On January 22, 2019, representatives of Centerview spoke telephonically with representatives of Party C. Centerview indicated that the Company had received an unsolicited offer from a global biotechnology and pharmaceutical company seeking to move quickly to consummate a transaction to acquire the Company and that the Company was inviting Party C to participate in a potential strategic transaction process regarding the sale of the Company. Party C responded that it was interested in exploring a potential acquisition of the Company. Following this conversation, representatives of Centerview provided a confidentiality agreement to Party C on behalf of the Company, which agreement was negotiated over the next several days and executed on January 29, 2019. The confidentiality agreement with Party C included customary non-disclosure provisions and a standstill provision that prohibited Party C, for an agreed-upon period from the date of the agreement, from offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the prior written consent of the Company and which included provisions providing for the termination of the standstill on customary terms, including upon the Company’s entry into a definitive agreement with a third-party providing for a sale of the Company.

On January 23, 2019, representatives of Centerview spoke telephonically with representatives of Party A. Centerview indicated that the Company had received an unsolicited offer from a global biotechnology and pharmaceutical company seeking to move quickly to consummate a transaction to acquire the Company and that the Company was inviting Party A to participate in a potential strategic transaction process regarding the sale of the Company. Party A responded that it was interested in exploring a potential acquisition of the Company. Following this conversation, representatives of Party A provided proposed amended terms (other than to the standstill provisions) to the confidentiality agreement that was previously executed between the Company and Party A in connection with a potential Hem A Collaboration, which amendment was negotiated over the next several days and executed on January 27, 2019.

On January 24, 2019, representatives of Roche Holdings, including Dr. Schwan, met with the Company’s senior management, including Mr. Marrazzo, at the New York offices of Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Roche Holdings, for all-day management presentations about the Company. Also in attendance were representatives of Centerview and representatives of Citigroup Global Markets Inc. (“Citi”), financial advisor to Roche Holdings. During the day, Mr. Marrazzo and Dr. Schwan had a separate meeting to further discuss the Company and a potential due diligence process. Neither party made any proposals during these meetings or otherwise discussed the specific terms of a potential transaction.

On January 26, 2019, Mr. Marrazzo spoke telephonically with Dr. Schwan. Dr. Schwan made a verbal, non-binding proposal on behalf of Roche Holdings to acquire all of the outstanding Shares of the Company for $73.00 per Share in cash (the “January 26 Proposal”). Dr. Schwan further discussed the potential due diligence process and indicated that Roche Holdings could conduct the remainder of its due diligence expeditiously in parallel with merger agreement negotiations. Later that day, Dr. Schwan sent Mr. Marrazzo a letter confirming the January 26 Proposal in writing, subject to the completion of due diligence and the negotiation and execution of definitive agreements.

On January 27, 2019, representatives of Centerview had a telephone call with representatives from Citi during which the representatives from Citi reiterated Roche Holdings’ interest in proceeding with a potential transaction expeditiously.

Later on January 27, 2019, the Board held a telephonic meeting, at which members of senior management and representatives from Centerview and Goodwin were present. At the meeting, Mr. Marrazzo updated the Board regarding the status of discussions with Roche Holdings, Party A and Party C and informed the Board of the receipt of the January 26 Proposal from Roche Holdings. Representatives from Centerview also updated the Board on their conversation with representatives from Citi earlier in the day. Following discussion, the Board determined that the January 26 Proposal from Roche Holdings continued to be inadequate and that the Company should not allow Roche Holdings access to due diligence, including until such time as there was further clarity on the potential interest of Party A and Party C in the acquisition of the Company. In executive session, representatives of management reviewed with the Board the economic terms of the proposed formal engagement of Centerview as the Company’s financial advisor, and representatives of Goodwin reviewed with the Board the terms of a proposed engagement letter with Centerview. No action was taken with respect to Centerview’s engagement at this meeting.

On January 28, 2019, representatives of Party A met with the Company’s senior management at the New York offices of Centerview for all-day management presentations about the Company. Also in attendance were representatives of Centerview. Neither party made any proposals during this meeting or otherwise discussed the specific terms of a potential transaction.

On January 29, 2019, Mr. Marrazzo had dinner with two members of senior management of Party C to discuss the Company. Neither party made any proposals during this meeting or otherwise discussed the specific terms of a potential transaction.

On January 30, 2019, representatives of Party C met with the Company’s senior management at the New York offices of Centerview for all-day management presentations about the Company. Also in attendance were representatives of Centerview and representatives of Party C’s financial advisor. Neither party made any proposals during this meeting or otherwise discussed the specific terms of a potential transaction.

Later on January 30, 2019, representatives of Centerview, at the direction of the Board, spoke telephonically with representatives of Citi and indicated that the January 26 Proposal from Roche Holdings continued to be inadequate and that Roche Holdings would not be given access to due diligence at that time.

On February 3, 2019, Roche Holdings sent a letter to the Company referencing its January 26 Proposal, reiterating its preference to execute a transaction expeditiously and again requesting access to due diligence, while indicating that it could likely provide an improved proposal following due diligence. In the letter, Roche Holdings also indicated that they understood from the market that the Company had decided to reach out and meet with other parties to gauge their interest in acquiring the Company.

On February 4, 2019, Party C informed representatives of Centerview of its verbal proposal to acquire all of the outstanding Shares of the Company for $75.00 per Share in cash (the “February 4 Proposal”), and also indicated that Party C may be able to raise its offer following due diligence.

Later on February 4, 2019, the Transaction Committee held a telephonic meeting, at which members of senior management and representatives of Centerview and Goodwin were present. At the meeting, Mr. Marrazzo and the representatives from Centerview updated the Transaction Committee regarding the status of discussions with Roche Holdings, Party A and Party C and informed the Transaction Committee of the receipt of the February 4 Proposal from Party C. Members of management also updated the Transaction Committee on the status of discussions with Party B regarding a potential Hem A Collaboration. The Transaction Committee discussed providing Roche Holdings and Party C with access to a virtual data room in order for such parties to perform their respective due diligence investigations. The Transaction Committee directed management and the representatives of Centerview to provide Roche Holdings and Party C with access to the Company’s virtual data room, while also communicating to Roche Holdings that its proposal was below the competition. The Transaction Committee also determined that Party A should be provided with access to the virtual data room if Party A were to indicate a similar level of interest in acquiring the Company.

On February 5, 2019, a representative from Party A sent an e-mail to representatives of Centerview indicating that Party A was not prepared to make an acquisition proposal (even verbally) regarding the Company and expressed the need for additional time to reach internal alignment on their level of interest.

Also on February 5, 2019, Mr. Faga spoke telephonically with representatives of Party B regarding a potential Hem A Collaboration. During the call, representatives of Party B informed Mr. Faga that Party B would be submitting a non-binding written proposal for a Hem A Collaboration.

Later on February 5, 2019, the Company provided Party C with access to a virtual data room in order for Party C to perform its due diligence investigation.

On February 6, 2019, the Company provided Roche Holdings with access to a virtual data room in order for Roche Holdings to perform its due diligence investigation.

Following access to the virtual data room, each of Roche Holdings and Party C conducted their due diligence investigations of the Company, and representatives of the Company met telephonically with each of Roche Holdings and Party C to discuss certain diligence items on diligence request lists provided by each party.

On February 7, 2019, the Transaction Committee held a telephonic meeting, at which members of senior management and representatives of Centerview and Goodwin were present. At the meeting, Mr. Marrazzo and the representatives from Centerview updated the Transaction Committee regarding the status of discussions with Roche Holdings, Party A and Party C, including that Party A had declined to submit a proposal for a potential acquisition of the Company following its management presentation and would need more time to reach internal alignment on their level of interest. Members of management also updated the Transaction Committee on the status of discussions with Party B regarding the Hem A Collaboration. The Transaction Committee discussed the potential process and timing for the submission of final definitive offers, including proposed merger agreements, to acquire the Company by Roche Holdings and Party C.

Later on February 7, 2019, Centerview, at the direction of the Transaction Committee, sent an instruction letter to Roche Holdings and Party C setting forth the timing and procedures for submitting a final definitive offer to acquire the Company. The letter requested that proposals be submitted by 12:00 p.m. Eastern Time on February 22, 2019, with comments to the draft merger agreement to be provided by 12:00 p.m. Eastern Time on February 19, 2019.

On February 8, 2019, Party B submitted a non-binding, preliminary written proposal for a worldwide collaboration for the development and commercialization of the Company’s hemophilia A programs and product candidates, including SPK-8011 and SPK-8016. The proposal provided for total upfront payments of $450 million and potential contingent milestone payments and royalties to be negotiated. In exchange, Party B and the Company would share certain development expenses. Party B indicated that it expected to be able to provide a proposal on all of the key terms by the end of the month.

On February 9, 2019, representatives of Centerview on behalf of the Company sent a draft merger agreement to Roche Holdings and Party C. The draft merger agreement included customary terms and conditions for such an agreement including, among other things, for (1) the transaction to be structured as a cash tender offer followed immediately by a back-end merger, (2) exceptions to the definition of “Company Material Adverse Effect”, which generally defines the standard for closing risk, including for the results of clinical studies of the Company or its competitors, (3) the obligation of the buyer to obtain all antitrust approvals, (4) the Company’s ability to provide due diligence to, and negotiate a merger agreement with, a party making an unsolicited acquisition proposal that constitutes or could reasonably be expected to lead to a superior proposal, (5) the Company’s ability to accept a superior proposal after providing the buyer with a right to match such proposal and (6) a termination fee equal to 2.0% of the equity value of the transaction.

On February 10, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Centerview and Goodwin were present. In addition to operational updates, management provided an update on the status of discussions with Party B regarding the Hem A Collaboration, including a review of the non-binding, preliminary proposal submitted by Party B and, for illustrative purposes, valuation metrics based on preliminary management estimates of possible royalties and milestones. After discussion of the potential risks and benefits, the Board decided that, while a potential sale transaction with Roche Holdings or Party C was likely to provide more value to the Company’s stockholders, the Company should continue discussions regarding the potential Hem A Collaboration in the event that a sale transaction was not executed. Mr. Marrazzo and the representatives from Centerview also updated the Board regarding the status of discussions with Roche Holdings and Party C, including the progress of due diligence and the expected process for completion of due diligence and merger agreement negotiations. Representatives of Centerview also reported that Party A had declined to submit a proposal for a potential acquisition of the Company following its management presentation and would need more time to reach internal alignment on their level of interest. Representatives from Goodwin again reviewed the fiduciary duties of the Board in the context of a sale process. The Board revisited the list of potential counterparties previously presented by Centerview, and the representatives of Centerview reviewed the prior decision with respect to potential outreach to each party for confirmation by the Board. In particular, the Board again considered whether to discuss the sale process with Party B at the risk of disrupting the Company’s Hem A Collaboration process, and decided not to do so given the receipt of a credible preliminary proposal from Party B for a Hem A Collaboration, the likelihood that Party B would not be interested in the other parts of the Company’s business, and the uncertainty that Party B would have the ability to consummate an acquisition transaction of this size and nature. Also at the meeting, during executive session, the Board discussed the formal approval of the engagement of Centerview as the Company’s financial advisor, based on Centerview’s familiarity with the Company and the global biotechnology and pharmaceutical industry and Centerview’s experience with large strategic transactions in the industry. Goodwin reviewed again with the Board the terms of a proposed engagement letter with Centerview, as well as Centerview’s customary relationship disclosures for Roche Holdings, Party A, Party B and Party C. The Board determined that such relationships would not interfere with Centerview’s ability to provide financial advisory services to the Company. Following consideration of the disclosures, however, the Board discussed the possible engagement of another financial advisor to render a second fairness opinion in the event of a potential transaction with one of the enumerated interested parties (other than Roche Holdings). The Board also authorized the Company to execute and deliver the engagement letter with Centerview on the terms presented at the meeting. Later in the day, the Company and Centerview entered into the engagement letter.

On February 12, 2019, Mr. Faga had a telephone call with a party that had been included on the list of potential counterparties for consideration for outreach by the Board in the sale process. The Board had determined not to approach that party due to a perceived lack of interest in the Company’s hemophilia A portfolio. During the telephone call with Mr. Faga, this party, in a different context, confirmed its lack of interest in hemophilia A.

Also on February 12, 2019, Mr. Faga, Dr. Katherine A. High, the Company’s President and Head of R&D, and Dr. Federico Mingozzi, the Company’s Chief Scientific Officer, met in-person in Philadelphia, Pennsylvania, with two members of senior management of Party C to discuss, among other things, the Company’s product portfolio and other matters. Neither party made any proposals during this meeting or otherwise discussed the specific terms of a potential transaction.

On February 13, 2019, Mr. Marrazzo met with the Chief Executive Officer and another member of senior management of Party C to further discuss the Company. Neither party made any proposals during this meeting or otherwise discussed the specific terms of a potential transaction.

On February 17, 2019, Mr. Marrazzo spoke with Dr. Schwan regarding the general status of the transaction process, including Roche Holdings’ due diligence review. Neither party made any proposals during this meeting or otherwise discussed the specific terms of a potential transaction.

Later on February 17, 2019, the Transaction and Compensation Committees held a joint telephonic meeting, at which Mr. Marrazzo and representatives of Goodwin were present. At the meeting, Mr. Marrazzo provided an update to the Board regarding the status of discussions with Roche Holdings and Party C, and the Transaction Committee discussed potential alternative bidding procedures. The Compensation Committee also had a preliminary discussion regarding the general parameters of a retention bonus pool for employees of the Company (not including Mr. Marrazzo), without identification of any recipients or allocation of amounts.

Immediately following the Transaction Committee meeting on February 17, 2019, the Board held a telephonic meeting, at which members of senior management and representatives of Centerview and Goodwin were present. At the meeting, members of senior management and representatives of Centerview provided an update to the Board regarding the status of discussions with Roche Holdings and Party C, including due diligence and the expected process for completion of due diligence and merger agreement negotiations. Mr. Faga reported his February 12th telephone conversation with the other potential counterparty, and also provided an update on the potential Hem A Collaboration with Party B. The Board also discussed potential alternative bidding procedures, but decided to continue forward with the process outlined in the bid letters distributed to Roche Holdings and Party C on February 7, 2019. Representatives from Goodwin discussed the regulatory review process and certain terms of the proposed merger agreement intended to minimize potential execution risk. In executive session, the Board discussed the engagement of another financial advisor, Cowen and Company, LLC (“Cowen”), for the purpose discussed at the February 10th meeting of the Board. Goodwin reviewed with the Board the terms of a proposed engagement letter with Cowen, as well as a letter that Cowen provided to the Board regarding relationships with the potential counterparties in the process designated by the Board. The Board authorized the Company to execute and deliver the engagement letter with Cowen on the terms presented. Later in the day, the Company and Cowen entered into the engagement letter.

On February 18, 2019, Roche Holdings submitted a revised draft of the merger agreement, and on February 19, 2019, Party C submitted a revised draft of the merger agreement. Later in the day, Party C and Citi each spoke telephonically with representatives of Centerview to confirm receipt of the respective revised draft agreements.

On February 20, 2019, the Transaction Committee held a telephonic meeting, at which members of senior management and representatives of Centerview and Goodwin were present. At the meeting, representatives of Goodwin reviewed the material changes to the draft merger agreement proposed by each of Roche Holdings and Party C, including, among other things, (1) proposed changes to the definition of “Company Material Adverse Effect”, (2) the provisions regarding regulatory approvals, (3) the treatment of all outstanding Company equity awards, (4) the request by Roche Holdings for tender and support agreements, and (5) the size of the termination fee payable under certain circumstances in order to accept a superior offer and enter into an agreement with respect to such superior offer. The Transaction Committee also discussed certain process considerations and authorized Centerview to give Party C informal guidance on price in advance of the bid deadline consistent with the messaging provided to Roche Holdings early in the process.

Later on February 20, 2019, representatives of Centerview, at the direction of the Transaction Committee, spoke telephonically with a representative of Party C and indicated that, consistent with the message to Roche Holdings on January 15th, the Company would likely not consider a sale unless the offer value proposed by the highest bidder was well into the $80s.

Also later that day, representatives of Goodwin had separate telephone calls with Davis Polk and outside counsel to Party C to discuss open issues in the respective merger agreements, and thereafter provided further revised draft merger agreements to each of Davis Polk on behalf of Roche Holdings and Party C’s outside counsel.

On February 21, 2019, Mr. Marrazzo spoke telephonically with Dr. Schwan at Dr. Schwan’s request regarding employee retention (without any discussion as to Mr. Marrazzo) and the proposed treatment in the transaction of all outstanding Company equity awards. Neither party made any other proposals during this meeting or otherwise discussed the specific terms of a potential acquisition transaction.

Later on February 21, 2019, representatives of Davis Polk sent a revised draft merger agreement to representatives of Goodwin and subsequently spoke telephonically regarding certain outstanding contractual terms primarily related to potential execution risk to the Company of completing a transaction.

Early in the morning of February 22, 2019, representatives of Goodwin provided a revised draft of the merger agreement to Davis Polk on behalf of Roche Holdings.

Later in the morning of February 22, 2019, representatives of Davis Polk sent a revised draft merger agreement to representatives of Goodwin, and representatives of Party C’s outside counsel sent a revised draft merger agreement to representatives of Goodwin.

At approximately noon, Eastern Time, on February 22, 2019, each of Roche Holdings and Party C submitted a proposal pursuant to the previously-distributed instruction letter, each of which had been approved by the board of directors of the respective bidding party. Party C submitted a revised proposal to acquire the Company for $84.00 per Share in cash, and representatives from Party C called representatives of Centerview immediately prior to the submission of their proposal to indicate that it was not Party C’s best and final offer and that Party C had additional value. Roche Holdings submitted a revised proposal, that it designated as its best and final proposal, to acquire the Company for $91.00 per Share in cash.

Following submission of the bids, at the direction of the Company’s senior management, and in order to clarify the earlier indication from representatives of Party C that Party C had the ability to offer additional value, representatives of Centerview contacted representatives of Party C to ask if Party C could move forward to potentially execute a transaction in the $90s, and Party C confirmed that it could execute a transaction well into the $90s.

Later that afternoon, the Board (other than Dr. Mehra) held a telephonic meeting, at which members of the Company’s senior management and representatives of Centerview and Goodwin were present, to discuss the proposals received from Roche Holdings and Party C. Representatives of Centerview presented to the Board a review of the bidding process and positions of Roche Holdings and Party C over the course of the sale process and reviewed a summary of its financial analysis of the revised proposals. Representatives of Goodwin summarized and compared the revised drafts of the merger agreements provided by Roche Holdings and Party C, including a discussion of the definition of “Company Material Adverse Effect” and other conditions to closing the proposed transaction. The Board then discussed process considerations to attempt to maximize the value that these parties would offer to pay to the Company’s stockholders in the transaction on favorable contractual terms. After discussion, the Board authorized Centerview to communicate to Roche Holdings and Party C that best and final proposals would be due on that evening, by 6:00 p.m. Eastern Time, and that the Board intended to review the proposals promptly after the deadline, with the intention of identifying a successful bidder and executing a merger agreement promptly following the completion of that meeting, subject to the following conditions: (1) the highest final bid being at least $2.00 per Share higher than the other bid and (2) the merger agreement being in a form satisfactory to the Company and its representatives. The Board further authorized Centerview to inform Roche Holdings and Party C that each party should assume that it would not receive a call or other notification following the Board’s determination if its proposal was not the highest, and, accordingly, each party was urged to put forward its best proposal at that time.

Following the meeting, Centerview communicated the updated bidding procedures to each of Citi on behalf of Roche Holdings and Party C. Also following the meeting, representatives of Goodwin sent a revised draft of the merger agreement to each of Davis Polk on behalf of Roche Holdings and Party C’s outside counsel.

Throughout the course of the afternoon, representatives of Goodwin and representatives of Davis Polk and Party C’s outside counsel discussed and exchanged comments to each of the draft merger agreements. At the conclusion of these discussions, the representatives of Roche Holdings and Party C each indicated that Roche Holdings and Party C were prepared to accept and enter into a merger agreement substantially in the form last proposed by the Company.

Later on February 22, 2019, at approximately 6:00 p.m. Eastern Time, each of Roche Holdings and Party C submitted a proposal that it designated as its best and final proposal. Roche Holdings submitted a revised final proposal to acquire the Company for $114.50 per Share in cash, and Party C submitted a revised final proposal to acquire the Company for $105.00 per Share in cash.

Promptly following submission of the final proposals, on the evening of February 22, 2019, the Board held a telephonic meeting, at which members of the Company’s senior management and representatives of Centerview and Goodwin were present, to consider the final proposals and approval of the proposed transaction with Roche Holdings. Representatives of Centerview presented the final proposals from Roche Holdings and Party C. Representatives of Goodwin reviewed the fiduciary duties of the Board in this context and the terms of the final proposed merger agreement with Roche Holdings as compared to the terms reviewed with the Board earlier in the day. In addition, representatives of Centerview reviewed with the Board Centerview’s financial analysis of the Offer Price and the Merger Consideration, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 22, 2019 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Centerview’s opinion, please see the heading titled “—Opinion of the Company’s Financial Advisor”. The written opinion delivered by Centerview is attached to this Schedule 14D-9 as Annex A. Following additional discussion and consideration of the Merger Agreement and the Offer, the Merger and the other transactions contemplated by the Merger Agreement (including the factors described in “—Reasons for the Recommendation of the Board”), the Board unanimously (1) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (2) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are in the best interests of the Company and its stockholders, (3) agreed that the Merger

Agreement will be effected under Section 251(h) of the DGCL, and (4) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. The Compensation Committee of the Board also approved the retention bonus pool for employees of the Company previously discussed at the meeting held on February 17, 2019, and adopted resolutions in accordance with Rule 14d-10(d) under the Exchange Act.

Following the Board meeting, Mr. Marrazzo called Dr. Schwan to inform him that the Board had unanimously approved the proposed transaction with Roche Holdings and, thereafter, in the evening of February 22, 2019, the Company, Roche Holdings and Merger Sub executed the Merger Agreement.

Before the opening of trading of the European and U.S. stock markets on February 25, 2019, the Company and Roche Holdings each issued a press release announcing the execution of the Merger Agreement and the forthcoming commencement of a tender offer by Merger Sub to acquire all of the outstanding Shares at the Offer Price.

On March 7, 2019, Merger Sub commenced the Offer and the Company filed this Schedule 14D-9.

Reasons for the Recommendation of the Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, the Board consulted with the Company’s management and legal and financial advisors. In the course of reaching its determination that the terms of the Offer and the Merger are advisable and in the best interests of the Company and its stockholders and to recommend that holders of Shares accept the Offer and tender their Shares in the Offer, the Board reviewed, evaluated, and considered a significant amount of information and numerous factors and benefits of the Offer and the Merger, each of which the Board believed supported its unanimous determination and recommendation. As a result, for the reasons set forth below, the Board recommends that the Company’s stockholders tender their Shares in response to the Offer:

Offer Price. The Board considered:

•	the historical market prices, volatility and trading information with respect to the Shares; and

•	the recent historical trading prices of the Company’s common stock, as compared to the Offer Price, including the fact that the Offer Price of $114.50 represents:

•	a 122% premium to the closing price of $51.56 on February 22, 2019, the last trading day before public announcement of the Merger Agreement;

•	a 138% premium to the trailing volume-weighted average price of $48.03 for the 30-day period ended on February 22, 2019;

•	a 24% premium to the 52-week high closing price of $92.39 as of February 22, 2019; and

•	a 230% premium to the 52-week low closing price of $34.70 as of February 22, 2019.

The Company’s Operating and Financial Condition and Prospects. The Board considered the Company’s operating and financial performance and its prospects, including certain prospective forecasts for the Company prepared by the Company’s senior management, which reflect an application of various assumptions of senior management. The Board considered the inherent uncertainty of achieving management’s prospective forecasts, as set forth under the heading titled “ —Certain Prospective Financial Information,” and that as a result the Company’s actual financial results in future periods could differ materially from senior management’s forecasts.

Potential Strategic Alternatives. The Board reviewed, together with representatives of Centerview, the possible alternatives to the Transactions, including the execution of senior management’s standalone plan, with or without potential strategic collaborations such as the Hem A Collaboration. The Board considered the fact that none of the Company’s products, other than LUXTURNATM, have been approved yet for marketing by the FDA or any similar non-U.S. regulatory body as well as the status and prospects for the Company’s current portfolio of product candidates and development programs. The Board also considered the risks inherent in the development of gene therapy products, the risks related to designing, conducting and compiling data from clinical trials, the risks related to seeking approval for marketing from the FDA and other regulatory authorities, competition, and other factors affecting the revenues and profitability of biotechnology products generally. The Board noted the significant risks and considerable costs associated with the successful launch and commercialization of the Company’s product candidates due, in part, to the Company’s lack of any global sales or marketing infrastructure or capabilities.

Existing Resources. The Board considered the fact that the Company may require additional capital in order to complete the remaining clinical development for its product candidates and potentially commercialize these product candidates, as well as fund its other ongoing operations. The Board also took into consideration that, while the Company may seek additional funding through future debt and equity financing or additional collaborations or strategic partnerships, any such fundraising could be highly dilutive to the Company’s existing stockholders, might be available only on unfavorable terms, or might not be available at all.

Negotiation Process. The Board considered the fact that the terms of the Offer and Merger were the result of robust arm’s-length negotiations conducted by the Company with the knowledge and at the direction of the Transaction Committee and the Board and with the assistance of its financial and legal advisors. The Board also considered the enhancements that the Company and its advisors were able to obtain as a result of robust arm’s-length negotiations with Roche Holdings, including the increase in the valuation suggested by Roche Holdings from the time of its initial expression of interest to the end of the negotiations and the inclusion of provisions in the Merger Agreement that increase the likelihood of completing the Offer and consummating the Merger.

Potentially Interested Counterparties. The Board considered the process conducted by the Company, with the assistance of representatives of Centerview, to identify potential buyers taking into account the expected interest of parties in hemophilia A and gene therapy indications generally, their financial capability to pursue a transaction with the Company, and their ability to move quickly and efficiently in a process. In particular, the Board considered the fact that another party contacted by the Company had expressed interest in potentially acquiring the Company and provided a best and final offer as part of the process, and also that, should any potential counterparty be interested in pursuing a transaction on terms more favorable to the Company and its stockholders than those contemplated by the Merger Agreement, such counterparty would be able to pursue such an offer for the Company despite the Company’s entry into a Merger Agreement with Roche Holdings.

Centerview’s Opinion and Related Financial Presentation. The Board considered the financial presentation and opinion of Centerview rendered to the Board on February 22, 2019, which was subsequently confirmed by delivery of a written opinion dated February 22, 2019 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below under the heading titled “—Opinion of the Company’s Financial Advisor.”

The Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Board considered the provisions of the Merger Agreement, including (1) the agreed exclusions of certain events and conditions from the definition of “Company Material Adverse Effect,” (2) the ability of the Company under certain circumstances to entertain unsolicited proposals for an acquisition that constitutes or could reasonably be expected to lead to an offer that is superior to the Offer and the Merger, (3) the ability of the Board under certain circumstances to withdraw or modify its recommendation that the holders of Shares accept the Offer and tender their Shares, including in connection with a superior offer, (4) the Company’s right to terminate the Merger Agreement under certain circumstances in order to accept a superior offer and enter into an agreement with respect to such superior offer, (5) the respective termination rights of the Company and Roche Holdings, and (6) the $144 million termination fee payable by the Company under certain circumstances, which the Board believed was reasonable relative to termination fees in transactions of a similar size, would not likely preclude competing bids and would not likely be payable unless the Board entered into an agreement for a superior offer.

Conditions to the Consummation of the Offer and Merger; Likelihood of Completion. The Board considered the likelihood of completing the Offer and the Merger, particularly in light of the terms of the Merger Agreement, including (1) the conditions to the Offer and the Merger being specific and limited, (2) the exceptions contained within the “Company Material Adverse Effect” definition, which generally defines the standard for closing risk, and (3) the likelihood of obtaining required regulatory approvals, including the commitments made by Roche Holdings to obtain the required regulatory approvals in the Merger Agreement. The Board also considered the fact that there is no financing condition to the completion of the Offer and consummation of the Merger.

Tender Offer Structure; Timing of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a cash tender offer for all outstanding Shares followed by a merger to be effected pursuant to Section 251(h) of the DGCL. The Board considered that the potential for closing in a relatively short timeframe also could reduce the amount of time in which the Company’s business would be subject to the potential uncertainty of closing and related disruption.

Extension of Offer Period. The Board considered that, subject to the termination rights set forth in the Merger Agreement, Merger Sub must extend the Offer for one or more periods until at least December 31, 2019, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (to the extent so waivable by Roche Holdings or Merger Sub).

Appraisal Rights. The Board considered the availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

Business Reputation of Roche Holdings. The Board considered the business reputation and capabilities of Roche Holdings and its management and the substantial financial resources of Roche Holdings and, by extension, Merger Sub, which the Board believed supported the conclusion that a transaction with Roche Holdings and Merger Sub could be completed relatively quickly and in an orderly manner.

Certainty of Consideration. The Board considered the all-cash nature of the consideration to be paid in the Offer and the Merger, which allows holders of Shares to realize immediate value, in cash, for their investment in the Company, while avoiding the Company’s regulatory, commercialization and other business risks, and while also providing such holders of Shares certainty of value and liquidity for their Shares.

In the course of its deliberations, the Board also considered a variety of material risks and other countervailing factors related to entering into the Merger Agreement, including, but not limited to, the following:

•	the fact that the Company’s stockholders will not be entitled to participate in any potential future benefit from the Company’s execution of management’s standalone strategic business plan;

•

the effect of the public announcement of the Merger Agreement, including effects on the Company’s relationship with its partners and other business relationships and the Company’s ability to attract and retain key management and personnel;

•

the Merger Agreement precludes the Company from actively soliciting alternative transaction proposals and requires payment by the Company of a $144 million termination fee under certain circumstances, including in the event the Merger Agreement is terminated by the Company to accept a superior offer;

•	the possibility that the Transactions, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors,

management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the Transactions, the Company will have incurred significant transaction costs, and the Company’s relationships with its partners, employees and other third parties may be adversely affected;

•

the restrictions imposed by the Merger Agreement on the conduct of the Company’s business prior to completion of the Offer which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•	the risk of litigation;

•

the interests that certain directors and executive officers of the Company may have with respect to the Transaction that may be different from, or in addition to, their interests as stockholders of the Company or the interests of the Company’s other stockholders generally, as described in Item 3 under the heading titled “—Arrangements with the Company’s Executive Officers and Directors”; and

•	the treatment of the consideration to be received by the holders of Shares in the Offer and the Merger as taxable to the holders of Shares for federal income tax purposes.

The foregoing discussion of the information and factors considered by the Board in reaching its conclusions and recommendations is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board. In view of the wide variety of reasons and factors considered, the Board did not find it practicable to, and did not, quantify, rank or otherwise assign any relative or specific weights to the various specific factors considered in reaching its determination and making its recommendation. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Board conducted an overall review of the factors and reasons described above and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of the Offer and the Merger.

The foregoing discussion of the reasoning of the Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in Item 8 under the section titled “—Forward-Looking Statements.” For the reasons described above, and in light of other factors that the Board believed were appropriate to consider, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommends that the Company’s stockholders tender their Shares to Merger Sub pursuant to the Offer.

Opinion of the Company’s Financial Advisor.

On February 22, 2019, Centerview rendered to the Board its oral opinion, subsequently confirmed in a written opinion dated February 22, 2019, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated February 22, 2019, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex A to this Schedule 14D-9. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement dated February 22, 2019, referred to in this summary of Centerview’s opinion as the “Draft Agreement”;

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2017, December 31, 2016 and December 31, 2015;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Forecasts,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Agreement reviewed by Centerview.

Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Merger, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price and the Merger Consideration to be paid to the holders of the Shares pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated February 22, 2019. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Roche Holdings, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before February 22, 2019 (the date of Centerview’s opinion) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed certain financial information of the Company and compared it to corresponding financial information of certain publicly traded gene therapy, gene editing and pivotal phase rare disease-focused companies that Centerview selected based on its experience and professional judgment (which are referred to as the “selected companies” in this summary of Centerview’s opinion). Although none of the selected companies is directly comparable to the Company, the companies listed below were chosen by Centerview, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of February 22, 2019, Centerview calculated, for each selected company, the company’s enterprise value (calculated as the equity value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents), which is referred to, with respect to the selected companies, as “Enterprise Value.”

The selected companies are summarized below (dollars in billions):

Selected Companies	Enterprise Value
bluebird bio, Inc.	$5.7
argenx SE	4.1
Ascendis Pharma A/S	2.9
Reata Pharmaceuticals Inc.	2.6
Global Blood Therapeutics, Inc.	2.3
uniQure N.V.	1.4
Myokardia Inc.	1.4
REGENXBIO Inc.	1.3
CRISPR Therapeutics AG	1.2
Editas Medicine, Inc.	0.7
Sangamo Therapeutics, Inc.	0.5
Median	$1.4

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Enterprise Values of $1.25 billion to $2.25 billion. In selecting this range of Enterprise Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Enterprise Value and adding to it the Company’s estimated net cash of $515 million as of March 31, 2019, as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $44.35 to $68.05, rounded to the nearest $0.05. Centerview then compared this range to the $114.50 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Transactions Analysis

Centerview reviewed and compared certain information relating to the following selected pivotal stage biopharmaceutical transactions that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. These transactions were selected, among other reasons, because their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business and/or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to rely solely on the quantitative results of the selected transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business and/or financial characteristics of the Company and each target company as well as the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of February 22, 2019, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which is referred to, with respect to the selected transactions, as “Transaction Value.”

The selected transactions considered in this analysis are summarized below (dollars in billions):

Date Announced	Target	Acquiror	Transaction Value
04/28/16	Stemcentrx, Inc.	AbbVie Inc.	$5.8
11/02/15	Dyax Corp.	Shire plc	5.6
07/22/09	Medarex, Inc.	Bristol-Myers Squibb Company	2.1
10/18/18	Endocyte, Inc.	Novartis AG	1.8
12/22/17	Ignyta, Inc.	Roche Holdings, Inc.	1.7
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	1.5
04/23/12	Ardea BioSciences, Inc.	AstraZeneca plc	1.1
01/26/12	Micromet Inc.	Amgen Inc.	1.0
07/24/17	NeuroDerm Ltd.	Mitsubishi Tanabe Pharma Corporation	1.0
Median			$1.7

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $1.5 billion to $3.0 billion. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of Transaction Values and adding to it the Company’s estimated net cash of $515 million as of March 31, 2019, as set forth in the Internal Data, resulted in an implied per share equity value range for Shares of approximately $50.45 to $85.45, rounded to the nearest $0.05. Centerview then compared this range to the $114.50 per Share in cash proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on high and low assumptions within each of the Case 1 Forecasts, the Case 2 Forecasts, the Case 3 Forecasts and the Case 4 Forecasts and the calculations of risk adjusted, after-tax unlevered free cash flows set forth in “—Certain Prospective Financial Information”. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows and is obtained by discounting those future cash flows by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Company by (a) discounting to present value as of March 31, 2019 using discount rates ranging from 11.0%, applied to the highest assumptions within each Case, to 13.0%, applied to the lowest assumptions within each Case (which range of discount rates was based on Centerview’s analysis of the Company’s weighted average cost of capital), and using the mid-year convention: (i) the forecasted risk adjusted, after-tax unlevered free cash flows (excluding the impact of preclinical non-Luxturna / SPK-9001 / SPK-8011 / SPK-8016 / SPK-3006 / Huntington’s program pipeline R&D) of the Company over the period beginning on April 1, 2019 and ending on December 31, 2035 utilized by Centerview as set forth in “—Certain Prospective Financial Information”, (ii) an implied terminal value of the Company, calculated by Centerview assuming that the Company’s after-tax unlevered free cash flows would decline in perpetuity after December 31, 2035 at a rate of free cash flow decline of 20% year-over-year, (iii) net present value of tax savings from usage of net operating losses and future losses, and (iv) the value of preclinical non-Luxturna / SPK-9001 / SPK-8011 / SPK-8016 /SPK-3006 / Huntington’s program pipeline based on the median pre-money valuation of a select set of pre-clinical / pre-proof-of-concept gene therapy and gene editing companies in initial public offerings and (b) adding to the foregoing results the Company’s estimated net cash of $515 million as of March 31, 2019, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and restricted stock units) as of February 19, 2019 based on the Internal Data and adjusted for assumed aggregate future equity raisings of $750 million in Case 1, $650 million in Case 2, $700 million in Case 3, and $625 million in Case 4. See “—Certain Prospective Financial Information”.

This analysis resulted in the following ranges of implied values per Share, rounded to the nearest $0.05:

Case	Implied Value Per Share Range
Case 1 Forecasts	$ 34.30—67.75
Case 2 Forecasts	$ 44.05—88.35
Case 3 Forecasts	$ 44.05—72.50
Case 4 Forecasts	$ 55.75—92.45

Centerview noted for the Board for informational purposes only, that without applying high and low assumptions within each of the Case 1 Forecasts, the Case 2 Forecasts, the Case 3 Forecasts and the Case 4 Forecasts, the analysis resulted in the following ranges of implied values per Share, rounded to the nearest $0.05, at each Case midpoint:

Case	Implied Value Per Share Range
Case 1 Forecasts	$ 45.25—54.05
Case 2 Forecasts	$ 59.85—71.60
Case 3 Forecasts	$ 52.15—62.30
Case 4 Forecasts	$ 67.60—79.60

Centerview compared these ranges (noting, for informational purposes only, that the Case midpoint ranges fell between the ranges applying the high and low assumptions within each Case) to the $114.50 per Share in cash to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical share price performance of Shares for the 52-week period ended February 22, 2019, which reflected low and high closing prices for the Shares during this 52-week period of $34.70 and $92.39.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in Wall Street research analyst reports publicly available as of February 22, 2019, noting these stock price targets ranged from $40.00 per Share to $85.00 per Share.

•

Premia Paid Analysis. Centerview performed an analysis of premiums paid in the selected transactions involving publicly traded biopharmaceutical companies, as set forth above in “—Selected Transactions Analysis”, for which premium data was available. Centerview calculated, for each such transaction, the percentage premium represented by the transaction price per share (excluding any contingent consideration) to the target company’s market price per share on the trading day prior to the first public knowledge of the possibility of the transaction, which is referred to as % premium to 1-day unaffected price. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 35% to 75% to the Company’s closing stock price on February 22, 2019 (the trading day of the presentation by the financial advisors at the February 22, 2019 meeting of the Board) of $51.56, which resulted in an implied price range of approximately $69.60 to $90.25 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the Offer Price and the Merger Consideration or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the Transactions was determined through arm’s-length negotiations between the Company and Roche Holdings and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion and except for the Company’s current engagement of Centerview, Centerview had not been engaged to provide financial advisory or other services to the Company, and Centerview did not receive compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Roche Holdings, and Centerview did not receive compensation from Roche Holdings during such period. Certain (i) of Centerview’s and Centerview’s affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Roche Holdings, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation, experience and expertise in serving as financial advisor to biotechnology and pharmaceutical companies that have been acquired. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of $76,875,000, $1,500,000 of which was payable upon the rendering of Centerview’s opinion and $75,375,000 of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Prospective Financial Information.

The Company, which does not yet have any marketed products other than LUXTURNATM, does not make public projections as to future revenues, earnings or other results due to the uncertainty of the underlying assumptions and estimates. However, in connection with the Board’s consideration of strategic alternatives, including the proposal from Roche Holdings, the Company’s senior management prepared long-range forecasts of revenue and costs from 2019 through 2035 based on its view of the prospects for the Company, including with respect to LUXTURNATM and the Company’s programs for hemophilia A (SPK-8011 / SPK-8016) and hemophilia B

(SPK-9001) (both commenced Phase 3 activities) and for Pompe disease (SPK-3006) and Huntington’s disease (both currently in preclinical development), and risk-adjusted these forecasts with respect to these product candidates. These prospective forecasts were based on certain internal assumptions about the probability of technical success and regulatory approval, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, and other relevant factors relating to the commercialization of the Company’s product candidates. The prospective forecasts did not include the Company’s early pipeline development programs (i.e., the impact of preclinical non- LUXTURNATM / SPK-8011 / SPK-8016 / SPK-9001 / SPK-3006 / Huntington’s program pipeline R&D). Senior management of the Company modeled four scenarios based on a mix of launch price, market share, and percentage of the total patient population eligible for the Company’s hemophilia A and Pompe programs. For each scenario, management applied high and low assumptions, primarily related to pricing and market share, to create a range of possible outcomes for that particular mix of factors. These four scenarios, which are summarized at the case midpoint below, are referred to individually in this Schedule 14D-9 as the “Case 1 Forecasts”, “Case 2 Forecasts”, “Case 3 Forecasts” and “Case 4 Forecasts” and, collectively, as the “Forecasts”.

The Forecasts were provided to and considered by the Board in connection with its evaluation of the Transactions and the Offer Price in comparison to the Company’s other strategic alternatives. The Forecasts were also provided to Centerview, and the Board directed Centerview to use the Forecasts in its evaluation of the fairness of the Offer Price to the stockholders of the Company summarized above under “—Opinion of the Company’s Financial Advisor”.

Cautionary Note About the Forecasts

The Forecasts, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain, including as a result of the Company not currently having any marketed products other than LUXTURNATM, and many of which are beyond the Company’s control. The Forecasts reflect numerous estimates and assumptions made by the Company, based on information available to the Company at the time the Forecasts were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions and matters specific to the Company’s product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Forecasts accurately reflect future trends or accurately estimate the future market for LUXTURNATM or the Company’s product candidates. The Forecasts also reflect assumptions as to certain business decisions that are subject to change. Important factors that may affect actual results and result in the Forecasts not being achieved include, but are not limited to: (1) the timing of regulatory approvals and introduction of new products; (2) the market acceptance of new products; (3) the success of clinical testing; (4) the availability of third-party reimbursement; (5) the impact of competitive products and pricing; (6) the effect of regulatory actions; (7) the effect of global economic conditions; (8) conditions in the financing markets and access to sufficient capital; (9) changes in applicable laws, rules and regulations; and (10) other risk factors described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Current Reports on Form 8-K, as well as the section titled “Forward-Looking Statements” in Item 8 of this Schedule 14D-9. In addition, the Forecasts may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. Further, the Forecasts cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Forecasts will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can be no assurance of the approval, or timing of approval, of any of the Company’s clinical-stage product candidates, and it is possible that other therapeutic scenarios will be preferable. There also can be no assurance that the Company will maintain the regulatory approvals necessary for the marketing of LUXTURNATM and/or commercialization of its product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may market or commercialize. Since the Forecasts cover a long period of time, the Forecasts by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of LUXTURNATM or the Company’s product candidates. The Forecasts were not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Forecasts or expressed any opinion or any form of assurance related thereto.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, holders of Shares are cautioned not to place undue, if any, reliance on the Forecasts. The Forecasts were not prepared with a view toward public disclosure. The inclusion of the Forecasts in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors, officers, directors or representatives considered or consider the Forecasts to be predictive of actual future events, and the Forecasts should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the Forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the Forecasts to reflect circumstances existing after the date the Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Forecasts are shown to be in error. Neither the Company nor any of its respective affiliates, advisors, officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Forecasts, the likelihood that the Forecasts will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s products or product candidates, or the overall future performance of the Company. The Forecasts were prepared based on the Company’s continued operation as a stand-alone company and do not take into account the Transactions, including the potential synergies that may be achieved by the combined company as a result of the Transactions or the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. In addition, the Forecasts do not take into account any circumstances, transactions, events, partnerships, or combinations occurring or anticipated to occur after the dates on which the Forecasts were prepared. The Forecasts are subjective in many respects and, thus, are subject to interpretation.

The Company does not intend to update or otherwise revise the Forecasts to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Forecasts are no longer appropriate.

Summary of Forecasts

Set forth below are summaries of the Case 1 Forecasts, Case 2 Forecasts, Case 3 Forecasts and Case 4 Forecasts, in each case shown at the case midpoint.

Case 1 Forecasts. The Case 1 Forecasts include long-term, risk-adjusted projections from fiscal years 2019 through 2035 for LUXTURNATM and the Company’s product pipeline for hemophilia A, hemophilia B, Pompe disease and Huntington’s disease. The Case 1 Forecasts include projected total revenues, including revenues from milestone and royalty payments. The Case 1 Forecasts also include senior management’s projection of operating expenses, which include research and development expenses, selling and marketing expenses, and general and administrative expenses not attributed to a specific product or product candidate. The Case 1 Forecasts are based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company’s senior management at the time the Case 1 Forecasts were created. In addition, at the direction of the Company’s management, Centerview calculated, from the Case 1 Forecasts, unlevered free cash flow as set forth below for use in certain of its financial analyses.

	Fiscal Year Ending December 31,
($ in millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Revenue	$92	$52	$80	$56	$79	$72	$148	$326	$602	$946	$1,329	$1,579	$1,483	$1,246	$929	$663	$506
Total Operating Expenses	($279)	($298)	($269)	($281)	($184)	($156)	($154)	($152)	($144)	($144)	($137)	($128)	($116)	($106)	($98)	($91)	($84)
Operating Income	($190)	($249)	($192)	($228)	($109)	($87)	($17)	$145	$411	$740	$1,112	$1,361	$1,287	$1,075	$788	$542	$397
Unlevered Free Cash Flow (1)	($217)	($249)	($192)	($229)	($109)	($87)	($21)	$106	$312	$570	$863	$1,068	$1,028	$867	$643	$444	$323

(1)

Unlevered free cash flow is defined as the Company’s free cash flow before interest payments and is calculated as earnings before interest, taxes, depreciation and amortization, less capital expenditures, less changes in net working capital and less tax expense.

Case 2 Forecasts. The Case 2 Forecasts assume a different mix of launch price, market share, and percentage of the total patient population eligible for the Company’s hemophilia A and Pompe programs based on a higher assessment of possible outcomes for market share for such programs. At the direction of the Company’s management, Centerview calculated, from the Case 2 Forecasts, unlevered free cash flow as set forth below for use in certain of its financial analyses.

	Fiscal Year Ending December 31,
($ in millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Revenue	$92	$52	$80	$56	$82	$89	$195	$437	$807	$1,254	$1,721	$2,023	$1,927	$1,635	$1,230	$879	$655
Total Operating Expenses	($279)	($298)	($269)	($281)	($184)	($156)	($154)	($152)	($144)	($144)	($137)	($128)	($116)	($106)	($98)	($91)	($84)
Operating Income	($190)	($249)	($192)	($228)	($105)	($72)	$26	$247	$602	$1,030	$1,485	$1,786	$1,714	$1,451	$1,081	$753	$541
Unlevered Free Cash Flow (1)	($217)	($249)	($192)	($229)	($106)	($73)	$15	$184	$459	$795	$1,155	$1,403	$1,367	$1,169	$881	$616	$441

(1)

Unlevered free cash flow is defined as the Company’s free cash flow before interest payments and is calculated as earnings before interest, taxes, depreciation and amortization, less capital expenditures, less changes in net working capital and less tax expense.

Case 3 Forecasts. The Case 3 Forecasts assume a different mix of launch price, market share, and percentage of the total patient population eligible for the Company’s hemophilia A and Pompe programs based on a higher assessment of possible outcomes for the launch price for such programs. At the direction of the Company’s management, Centerview calculated, from the Case 3 Forecasts, unlevered free cash flow as set forth below for use in certain of its financial analyses.

	Fiscal Year Ending December 31,
($ in millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Revenue	$92	$52	$80	$56	$80	$80	$170	$376	$695	$1,086	$1,507	$1,781	$1,685	$1,423	$1,066	$761	$574
Total Operating Expenses	($279)	($298)	($269)	($281)	($184)	($156)	($154)	($152)	($144)	($144)	($137)	($128)	($116)	($106)	($98)	($91)	($84)
Operating Income	($190)	($249)	($192)	($228)	($107)	($80)	$4	$194	$502	$877	$1,286	$1,558	$1,484	$1,248	$922	$638	$463
Unlevered Free Cash Flow (1)	($217)	($249)	($192)	($229)	($108)	($80)	($2)	$144	$382	$676	$1,000	$1,224	$1,185	$1,006	$752	$523	$377

(1)

Unlevered free cash flow is defined as the Company’s free cash flow before interest payments and is calculated as earnings before interest, taxes, depreciation and amortization, less capital expenditures, less changes in net working capital and less tax expense.

Case 4 Forecasts. The Case 4 Forecasts assume a different mix of launch price, market share, and percentage of the total patient population eligible for the Company’s hemophilia A and Pompe programs based on potential successful development of new technology allowing access to the total patients eligible for the Company’s programs for hemophilia A and Pompe disease. At the direction of the Company’s management, Centerview calculated, from the Case 4 Forecasts, unlevered free cash flow as set forth below for use in certain of its financial analyses.

	Fiscal Year Ending December 31,
($ in millions)	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E
Total Revenue	$92	$52	$80	$56	$85	$101	$226	$508	$937	$1,447	$1,965	$2,296	$2,197	$1,868	$1,409	$1,007	$744
Total Operating Expenses	($288)	($315)	($282)	($296)	($187)	($155)	($153)	($151)	($144)	($144)	($137)	($128)	($116)	($106)	($98)	($91)	($84)
Operating Income	($200)	($266)	($205)	($243)	($106)	($60)	$54	$311	$721	$1,209	$1,715	$2,046	$1,973	$1,676	$1,254	$876	$626
Unlevered Free Cash Flow (1)	($227)	($266)	($205)	($243)	($107)	($62)	$37	$233	$550	$934	$1,335	$1,608	$1,573	$1,350	$1,021	$717	$511

(1)

Unlevered free cash flow is defined as the Company’s free cash flow before interest payments and is calculated as earnings before interest, taxes, depreciation and amortization, less capital expenditures, less changes in net working capital and less tax expense.

Unlevered free cash flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP. Additionally, non-GAAP financial measures as presented in this Schedule 14D-9 may not be comparable to similarly titled measures reported by other companies.

Intent to Tender.

To the knowledge of the Company, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender into the Offer all Shares held of record or beneficially owned by such person and over which he or she has sole dispositive power. However, there are no agreements requiring them to do so.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Under the terms of Centerview’s engagement, the Company has agreed to pay Centerview a transaction fee that is equal to approximately $77 million, of which $1.5 million was payable upon delivery of its fairness opinion and the remainder is contingent upon the closing of the Transactions, for its financial advisory services. The Company has also agreed to reimburse Centerview for its reasonable and documented out-of-pocket expenses incurred in connection with this engagement, and to indemnify Centerview and its affiliates, its and their respective members, directors, officers, employees and controlling persons, against any losses, claims, damages, demands or liabilities, which are related to or arise out of Centerview’s engagement.

Additional information pertaining to the retention of Centerview by the Company in Item 4 under the heading titled “Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

The Company also engaged Cowen to render a second fairness opinion in the event of a potential transaction with one of the potentially interested parties (other than Roche Holdings) as described in Item 4 under the heading titled “Background of the Transactions.” In connection with this engagement, the Company agreed to pay Cowen a fee of $500,000 upon announcement of the Transactions in the event Cowen did not render such fairness opinion. In the event that a fairness opinion was requested by the Company, $1,000,000 in the aggregate would have been payable to Cowen. The Board did not request Cowen to render a fairness opinion. The Company also agreed to reimburse Cowen for its reasonable and documented out-of-pocket expenses incurred in connection with this engagement, and to indemnify Cowen and its affiliates in a similar manner as described above with respect to Centerview.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or related matters.

Item 6.	Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the Company’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates, subsidiaries or any pension, profit-sharing or similar plan of the Company or affiliate during the 60 days prior to the date of this Schedule 14D-9, except for the transactions set forth below.

Name	Date of Transaction	Number of Shares	Share Price	Nature of Transaction
Jeffrey D. Marrazzo	12/28/2018	6,000	$3.45	Shares acquired pursuant to exercise of Company stock options
Robert J. Perez	1/3/2019	1,000	—	Vesting of Company restricted stock units into Shares
Anand Mehra, M.D.	1/4/2019	37,203	$3.45	Shares acquired pursuant to exercise of Company stock options
Federico Mingozzi, Ph.D.	1/15/2019	35,000	$42.73	Grant of Company stock options (1)
Federico Mingozzi, Ph.D.	1/15/2019	10,000	—	Grant of Company restricted stock units (1)
Joseph W. La Barge	1/15/2019	35,000	$42.73	Grant of Company stock options (1)
Joseph W. La Barge	1/15/2019	10,000	—	Grant of Company restricted stock units (1)
Jeffrey D. Marrazzo	1/15/2019	98,000	$42.73	Grant of Company stock options (1)
Jeffrey D. Marrazzo	1/15/2019	28,000	—	Grant of Company restricted stock units (1)
Stephen W. Webster	1/15/2019	35,000	$42.73	Grant of Company stock options (1)
Stephen W. Webster	1/15/2019	10,000	—	Grant of Company restricted stock units (1)
Lisa Dalton	1/15/2019	35,000	$42.73	Grant of Company stock options (1)
Lisa Dalton	1/15/2019	10,000	—	Grant of Company restricted stock units (1)
Katherine A. High, M.D.	1/15/2019	35,000	$42.73	Grant of Company stock options (1)
Katherine A. High, M.D.	1/15/2019	10,000	—	Grant of Company restricted stock units (1)
Daniel R. Faga	1/15/2019	35,000	$42.73	Grant of Company stock options (1)
Daniel R. Faga	1/15/2019	10,000	—	Grant of Company restricted stock units (1)
Jeffrey D. Marrazzo	1/18/2019	8,750	—	Vesting of Company restricted stock units into Shares
Jeffrey D. Marrazzo	1/18/2019	2,829	$45.08	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)
Federico Mingozzi, Ph.D.	1/18/2019	2,000	—	Vesting of Company restricted stock units into Shares
Federico Mingozzi, Ph.D.	1/18/2019	733	$45.08	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)
Stephen W. Webster	1/18/2019	3,750	—	Vesting of Company restricted stock units into Shares
Stephen W. Webster	1/18/2019	1,263	$45.08	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)
Katherine A. High	1/18/2019	4,500	—	Vesting of Company restricted stock units into Shares
Katherine A. High	1/18/2019	1,491	$45.08	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)
Lisa Dalton	1/18/2019	4,162	—	Vesting of Company restricted stock units into Shares
Lisa Dalton	1/18/2019	1,413	$45.08	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)
Daniel R. Faga	1/18/2019	4,500	—	Vesting of Company restricted stock units into Shares
Daniel R. Faga	1/18/2019	1,589	$45.08	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)
Joseph W. La Barge	1/18/2019	3,750	—	Vesting of Company restricted stock units into Shares
Joseph W. La Barge	1/18/2019	1,267	$45.08	Shares withheld to satisfy tax withholding obligation of vesting restricted stock units (non-discretionary)

(1)	The equity awards were granted to the executive officers as part of the annual process of the Compensation Committee of the Board for determining 2019 annual equity award grants.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company, or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information.

Named Executive Officer Golden Parachute Compensation.

See Item 3 above under the heading “—Golden Parachute Compensation” for information required by Item 402(t) of Regulation S-K regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, which is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (i) did not tender such Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL, and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights, will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights will be lost. If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of: (1) the consummation of the Offer, which we anticipate will be 12:00 midnight, New York City time, at the end of April 3, 2019, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Merger Sub extends the Offer pursuant to the terms of the Merger Agreement and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was on or about March 7, 2019), mail or otherwise transmit to the Company at the address indicated below a written demand for appraisal of Shares held. The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer (or otherwise waive such stockholder’s appraisal rights);

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder of the Company who has otherwise perfected its appraisal rights must file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Delaware Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger to those stockholders of the Company who made a written demand for appraisal in accordance with Section 262 of the DGCL on or within 10 days after the Effective Time, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

Spark Therapeutics, Inc.

3737 Market Street, Suite 1300

Philadelphia, PA 19104

Attention: Chief Legal Officer

The written demand for appraisal must be executed by or for the record holder of Shares, fully and correctly, as such holder’s name appears on the certificate(s) for the Shares owned by such holder (or, in the case of uncertificated shares, as such holder’s name appears on the records of the Company). If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to, and has no present intention to, file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Delaware Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (a) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (b) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court, and (b) interest theretofore accrued, unless paid at that time. The Company, Roche Holdings and Merger Sub have made no determination as to whether such a payment may be made if the Merger is consummated, and the Company reserves the right to make such a payment upon the consummation of the Merger.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Roche Holdings nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Roche Holdings and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to the Company a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (i) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation and (ii) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding, the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) at or following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board adopted a resolution approving the Merger Agreement, including the consummation of the Offer and the Merger in accordance with the terms of the Merger Agreement, for purposes of Section 203.

The Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to the Company, Roche Holdings, Merger Sub, the Offer, the Merger, or any other transaction contemplated by the Merger Agreement, then each of the Company, Roche Holdings, Merger Sub, and their respective board of directors shall grant such approvals and take such actions as are necessary and within their respective power so that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Roche Holdings and Merger Sub might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Merger Sub might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Merger Sub may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

Under the HSR Act, certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) in Notification and Report Forms provided by the acquiring and acquired persons, and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but (1) this period may be shortened if the reviewing agency grants “early termination,” (2) it may be restarted if the acquiring person voluntarily withdraws and re-files its Notification and Report Form (a “pull-and-refile”), and/or (3) it may be extended if the reviewing agency issues a request for additional information and documentary material, in which case the waiting period expires 10 days after the date when the acquiring person has substantially complied with such request. The purchase of Shares pursuant to the Offer is subject to such requirements. The Company and Roche Holdings each filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on March 1, 2019. The required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on March 18, 2019, unless (a) the period is shortened and the transaction receives “early termination,” (b) the period is lengthened by a pull-and-refile, and/or (c) the period is lengthened by a reviewing agency that issues a request for additional information and documentary material. The Antitrust Division and the FTC assess the legality under the antitrust laws of transactions such as the acquisition of Shares by Merger Sub pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of assets of Roche Holdings and/or the Company. Private parties and individual states of the United States may also bring legal actions under the antitrust laws of the United States. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

The Company is not aware of any other filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency (other than the foregoing filings under the HSR Act, consents as may be required by federal or state securities laws, and the filing and recordation of the certificate of merger with the Secretary of State of the State of Delaware and such filings with any other governmental authorities to satisfy the applicable laws of states and foreign jurisdictions in which the Company is qualified to do business) that would be required for Roche Holdings’ or Merger Sub’s acquisition of the Shares pursuant to the Offer or the Merger.

Stockholder Approval of the Merger Not Required.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if following consummation of a tender offer for any and all shares of the stock of a public corporation (other than holders of stock for which appraisal rights have been validly perfected or stock owned by the acquiror, the target corporation or any of their respective wholly-owned subsidiaries), the acquiror holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and the holders of stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, the acquiror can effect a merger without the vote of the stockholders of the target corporation. The parties have agreed that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of the Company’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports.

For additional information regarding the business and financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.

Forward-Looking Statements.

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements concerning activities, events or developments that the Company expects, believes or anticipates will or may occur in the future are forward-looking statements. Actual results could differ materially from the results discussed in the forward-looking statements. The Company has identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Forward-looking statements in this Schedule 14D-9 include, without limitation, statements regarding the planned completion of the Offer and the Merger, statements regarding the ability to complete the Offer and the Merger considering the various closing conditions, and forecasted or projected financial information. These statements are subject to risks and uncertainties that could cause actual results and events to differ materially from those anticipated, including, but not limited to, risks and uncertainties related to: uncertainties as to the timing of the Transactions contemplated by the Merger Agreement; uncertainties as to the percentage of Shares tendered in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived; the effects of disruption caused by the Transactions making it more difficult for the Company to maintain relationships with employees, customers, partners, collaborators, vendors, regulators and other third parties; the risk that any stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the Company, including the risks and uncertainties discussed in the Company’s filings with the SEC, including the “Risk Factors” sections of the Company’s most recent Annual Report on Form 10-K, Current Reports on Form 8-K and other documents filed with the SEC. Accordingly, no assurances can be given as to whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Forward-looking statements speak only as of the date the statement was made. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9.	Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated March 7, 2019 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Roche Holdings and Merger Sub on March 7, 2019).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, published March 7, 2019, in The Wall Street Journal (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Press Release issued by Spark Therapeutics, Inc. on February 25, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on February 25, 2019).

(a)(5)(B)	Email sent to employees from the Chief Executive Officer of Spark Therapeutics, Inc., dated February 25, 2019 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(C)	Social media post by Spark Therapeutics, Inc. on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(D)	Social media post by Jeffrey D. Marrazzo, the Company’s Chief Executive Officer, on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(E)	Q&A provided to employees of Spark Therapeutics, Inc. on February 25, 2019 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(e)(1)	Agreement and Plan of Merger by and among Spark Therapeutics, Inc., 022019 Merger Subsidiary, Inc. and Roche Holdings, Inc., dated February 22, 2019 (incorporated by reference to Exhibit 2.1 to the Company’s Form 8-K filed on February 25, 2019).

(e)(2)	Confidentiality Agreement, dated October 9, 2018, between Spark Therapeutics, Inc. and Roche Holdings, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Restated Certificate of Incorporation of Spark Therapeutics, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 10-K filed on February 28, 2019).

(e)(4)	Amended and Restated By-Laws of Spark Therapeutics, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Form 10-K filed on February 28, 2019).

(e)(5)	Amendment to Amended and Restated By-laws of Spark Therapeutics, Inc. dated February 22, 2019 (incorporated by reference to Exhibit 3.3 to the Company’s Form 10-K filed on February 28, 2019).

(e)(6)	2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-K filed on February 28, 2019).

(e)(7)	Form of Incentive Stock Option Agreement under 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-K filed on February 28, 2019).

(e)(8)	Form of Nonstatutory Stock Option Agreement under 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-K filed on February 28, 2019).

(e)(9)	Form of Restricted Stock Agreement under 2014 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-K filed on February 28, 2019).

(e)(10)	2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-K filed on February 28, 2019).

(e)(11)	Form of Incentive Stock Option Agreement under 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Form 10-K filed on February 28, 2019).

(e)(12)	Form of Nonstatutory Stock Option Agreement under 2015 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the Company’s Form 10-K filed on February 28, 2019).

(e)(13)	2015 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.8 to the Company’s Form 10-K filed on February 28, 2019).

(e)(14)	Amended and Restated Employment Agreement between the Company and Jeffrey D. Marrazzo, dated January 16, 2015 (incorporated by reference to Exhibit 10.16 to the Company’s Form 10-K filed on February 28, 2019).

(e)(15)	Amendment, dated January 5, 2016 to the Employment Agreement between the Company and Jeffrey D. Marrazzo (incorporated by reference to Exhibit 10.23 to the Company’s Form 10-K filed on February 28, 2019).

(e)(16)	Form of Employment Agreement for Executive Officer (incorporated by reference to Exhibit 10.29 to the Company’s Form 10-K filed on February 28, 2019).

(e)(17)	Form of Indemnification Agreement between the Company and each of the executive officers and directors (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K filed on February 28, 2019).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 7, 2019

Spark Therapeutics, Inc.

By:	/s/ Joseph W. La Barge
Name: Joseph W. La Barge
Title: Chief Legal Officer

ANNEX A

Opinion of Centerview Partners LLC

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

February 22, 2019

The Board of Directors

Spark Therapeutics, Inc.

3737 Market Street

Suite 1300

Philadelphia, PA 19104

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Spark Therapeutics, Inc., a Delaware corporation (the “Company”), of the $114.50 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Roche Holdings, Inc., a Delaware corporation (“Parent”), 022019 Merger Subsidiary, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $114.50 per Share, net to the seller in cash without interest, subject to any applicable withholding tax, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares owned by Parent, Merger Sub, the Company (as treasury stock) and (ii) Shares held by holders who have perfected a demand for appraisal rights pursuant to Section 262 of the General Corporation Law of the State of Delaware (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $114.50 per Share in cash, without interest, (the $114.50 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received compensation from Parent during such period. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transaction.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated February 22, 2019 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2017, December 31, 2016 and December 31, 2015; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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